SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo – SABESP Quarterly Financial Information for the period of three and six months ended June 30, 2026 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Financial Position as of June 30, 2026 and December 31, 2025 In thousands of reais Individual Consolidated Note June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Current assets Cash and cash equivalents 7 3,783,910 4,569,998 4,243,477 4,663,226 Financial investments 8 13,113,186 7,693,630 13,197,409 7,707,745 Trade receivables 10 (a) 3,887,563 4,406,829 3,944,785 4,413,449 Accounts receivable from related parties 11 (a) 283,580 276,282 283,701 276,388 Inventories 73,603 21,863 74,020 22,061 Restricted cash 9 27,889 9,575 27,889 9,575 Taxes recoverable 20 (a) 1,622,875 1,295,237 1,730,936 1,295,310 Assets held for sale 48,150 26,864 48,150 26,864 Other assets 338,588 159,500 344,024 141,892 Total current assets 23,179,344 18,459,778 23,894,391 18,556,510 Non-current assets Trade receivables 10 (a) 372,735 258,544 372,740 258,544 Accounts receivable from related parties 11 (a) 844,573 862,782 844,573 862,782 Escrow Deposits 164,488 120,021 226,998 120,021 Deferred income and social contribution taxes 22 (a) — — 41,809 — Taxes Recoverable 20 (a) — — 278,225 — Other assets 31,441 33,509 30,831 33,509 Investments 12 1,575,741 494,088 254,968 254,358 Investment properties 11,477 49,933 328,065 49,933 Contract asset and other concession assets 13 18,995,638 11,006,489 19,009,196 11,018,516 Financial asset of the concession 15 22,666,883 21,665,330 22,862,263 21,665,330 Intangible assets 14 49,616,690 50,354,751 50,320,213 50,492,473 Property, plant, and equipment 16 916,707 890,791 1,142,496 890,791 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Financial Position as of June 30, 2026 and December 31, 2025 In thousands of reais Total non-current assets 95,196,373 85,736,238 95,712,377 85,646,257 Total assets 118,375,717 104,196,016 119,606,768 104,202,767 Individual Consolidated Note June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Current Liabilities Trade payables and contractors 2,634,475 2,398,445 2,664,009 2,400,046 Services payable 27 3,084,887 2,767,899 3,088,342 2,772,416 Confirmed payables arrangements 18 3,311 — 3,311 — Borrowings and financing 17 5,327,645 5,132,890 5,289,831 5,092,816 Labor and social obligations 25 427,884 699,629 455,784 699,629 Taxes and contributions payable 20 (b) 625,472 614,078 641,755 615,592 Deferred PIS/Cofins 21 81,836 89,049 81,836 89,049 Dividends and interest on capital payable 28 (b) 432,853 2,059,850 441,222 2,059,850 Provisions 23 (a) 331,462 1,370,013 331,462 1,370,013 Public-Private Partnership - PPP 477,241 469,687 477,241 469,687 Derivative financial instruments 19 1,886,160 521,832 2,293,799 661,421 Performance Agreements 14 (e) 190,977 120,776 190,977 120,776 Contract liability 24 — — 36,882 — Other liabilities 228,292 201,620 248,597 201,619 Total current liabilities 15,732,495 16,445,768 16,245,048 16,552,914 Non-current liabilities Borrowings and financing 17 46,750,970 35,168,713 46,367,971 35,049,531 Deferred income and social contribution taxes 22 (a) 2,502,237 3,129,908 2,502,237 3,129,908 Deferred PIS/Cofins 21 1,267,065 1,191,916 1,267,065 1,191,916 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Financial Position as of June 30, 2026 and December 31, 2025 In thousands of reais Provisions 23 (a) 1,634,972 533,399 1,816,980 533,399 Pension plan obligations 26 2,131,031 2,140,161 2,401,963 2,140,161 Public-Private Partnership - PPP 2,844,977 2,856,008 2,844,977 2,856,008 Performance agreements 14 (e) 2,133 6,151 2,133 6,151 Contract liability 24 — — 616,380 — Other liabilities 336,010 322,868 231,728 341,655 Total non-current liabilities 57,469,395 45,349,124 58,051,434 45,248,729 Total liabilities 73,201,890 61,794,892 74,296,482 61,801,643 Equity Capital stock 21,379,216 21,210,000 21,379,216 21,210,000 Capital reserves 92,062 30,219 92,062 30,219 Earnings reserves 21,348,996 21,518,212 21,348,996 21,518,212 Treasury shares (472,000) (475,385) (472,000) (475,385) Equity valuation adjustments 117,616 118,078 117,616 118,078 Retained Earnings/Accumulated Losses 2,707,937 — 2,707,937 — Total equity - Controlling 45,173,827 42,401,124 45,173,827 42,401,124 Non-controlling shareholders — — 136,459 — Total equity 28 45,173,827 42,401,124 45,310,286 42,401,124 Total liabilities and equity 118,375,717 104,196,016 119,606,768 104,202,767 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Income for the Periods of three and six months ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual Note April to June 2026 January to June 2026 April to June 2025 January to June 2025 Net operating revenue 31 9,988,112 19,942,672 8,954,760 17,370,781 Operating costs 32 (6,169,361) (12,214,081) (5,208,652) (10,103,527) Gross profit 3,818,751 7,728,591 3,746,108 7,267,254 Selling expenses 32 (195,535) (346,095) (135,261) (307,314) Allowance for doubtful accounts 10 (c) (162,857) (216,350) (187,115) (323,522) Administrative expenses 32 (347,213) (662,176) (122,119) (521,364) Other operating income (expenses), net 34 (14,679) (34,479) 29,315 47,439 Equity accounting 12 94,180 106,292 14,342 26,909 Profit from operations before financial income (expenses) 3,192,647 6,575,783 3,345,270 6,189,402 Financial income, net 33 (1,079,555) (2,106,559) (118,651) (713,099) Profit before income and social contribution taxes 2,113,092 4,469,224 3,226,619 5,476,303 Income and social contribution taxes Current 22 (c) (1,239,946) (1,900,680) (798,249) (1,493,169) Deferred 22 (c) 574,038 627,671 (292,408) (365,081) (665,908) (1,273,009) (1,090,657) (1,858,250) Profit for the period 1,447,184 3,196,215 2,135,962 3,618,053 Earnings per share - basic and diluted (in reais) 29 0.41 0.91 0.62 1.06 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Income for the Periods of three and six months ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Consolidated Note April to June 2026 January to June 2026 April to June 2025 January to June 2025 Net operating revenue 31 10,208,902 20,173,744 8,964,530 17,390,730 Operating costs 32 (6,350,561) (12,399,876) (5,215,391) (10,121,035) Gross profit 3,858,341 7,773,868 3,749,139 7,269,695 Selling expenses 32 (195,712) (346,558) (135,667) (307,963) Allowance for doubtful accounts 10 (c) (163,614) (217,216) (187,392) (324,091) Administrative expenses 32 (398,696) (715,594) (122,427) (519,565) Other operating income (expenses), net 34 49,401 30,574 29,315 47,439 Equity accounting 12 17,743 26,054 13,180 24,529 Profit from operations before financial income (expenses) 3,167,463 6,551,128 3,346,148 6,190,044 Financial income, net 33 (1,016,006) (2,042,106) (118,306) (711,277) Profit before income and social contribution taxes 2,151,457 4,509,022 3,227,842 5,478,767 Income and social contribution taxes Current 22 (c) (1,302,870) (1,965,038) (799,472) (1,495,633) Deferred 22 (c) 615,846 669,480 (292,408) (365,081) (687,024) (1,295,558) (1,091,880) (1,860,714) Profit for the period 1,464,433 3,213,464 2,135,962 3,618,053 Attributable to: Controlling shareholders 1,447,184 3,196,215 2,135,962 3,618,053 Non-controlling shareholders 17,249 17,249 — — Earnings per share - basic and diluted (in reais) 29 0.41 0.91 0.62 1.06 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Comprehensive Income for the Periods of three and six months ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual and Consolidated Note April to June 2026 January to June 2026 April to June 2025 January to June 2025 Profit for the period 1,464,433 3,213,464 2,135,962 3,618,053 Other comprehensive income (36) (462) (92,131) (104,357) Items which will be subsequently reclassified to the income statement: Retained earnings (accumulated losses) on cash flow hedge, net of taxes 19 — — (92,109) (104,335) Actuarial accumulated losses on Defined Benefit Plans, net of taxes (36) (462) — — Cumulative translation adjustments — — (22) (22) 1,464,397 3,213,002 2,043,831 3,513,696 Attributable to: Controlling shareholders 1,447,148 3,195,753 2,043,831 3,513,696 Non-controlling shareholders 17,249 17,249 — — 1,464,397 3,213,002 2,043,831 3,513,696 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Comprehensive Income for the Periods of six months ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Note Capital stock Treasury shares Capital reserve Legal reserve Investment reserve Retained Earnings/Accumulated Losses Equity valuation adjustments Non- Controlling Shareholders Total Individual and Consolidated Balances as of December 31, 2024 15,000,000 — — 2,343,583 19,304,132 — 280,339 — 36,928,054 Profit for the period — — — — — 3,618,053 — — 3,618,053 Gains and losses on financial instruments — — — — — — (104,335) — (104,335) Cumulative translation adjustments for the period — — — — — — (22) — (22) Total comprehensive income/(loss) for the period — — — — — 3,618,053 (104,357) — 3,513,696 Capital increase 3,400,000 — — — (3,400,000) — — — — Constitution of reserves — — 2,371 — — — — — 2,371 Balances as of June 30, 2025 18,400,000 — 2,371 2,343,583 15,904,132 3,618,053 175,982 — 40,444,121 Balances as of December 31, 2025 21,210,000 (475,385) 30,219 2,766,686 18,751,526 — 118,078 — 42,401,124 Profit for the period — — — — — 3,196,215 — 17,249 3,213,464 Other adjustments — — — — — — (462) — (462) Total comprehensive income/(loss) for the period — — — — — 3,196,215 (462) 17,249 3,213,002 Capital increase 28 (a) 169,216 — — (169,216) — — — — — Shares exercised 28 (b) — 3,385 (2,745) — — (640) — — — Long-Term Incentive Plan 28 (c) — — 64,588 — — — — — 64,588 Addition of non-controlling interest arising from business combination 4 — — — — — — — 417,090 417,090 Acquisition of non-controlling interest 4 — — — — — (487,638) — (297,880) (785,518) Balances as of June 30, 2026 21,379,216 (472,000) 92,062 2,597,470 18,751,526 2,707,937 117,616 136,459 45,310,286 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Cash Flows for the Periods ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual Consolidated January to June 2026 January to June 2025 January to June 2026 January to June 2025 Cash flows from operating activities Profit before income and social contribution taxes 4,469,224 5,476,303 4,509,022 5,478,767 Adjustments for reconciliation of net income: Depreciation and amortization 1,425,717 1,124,459 1,435,722 1,126,926 Residual value of property, plant and equipment, intangible assets and investment properties written-off 1,587 2,871 1,434 2,871 Allowance for doubtful accounts 216,350 323,522 217,216 324,091 Provisions and inflation adjustments on provisions 129,903 (309,110) 137,861 (309,110) Interest calculated on borrowings and financing payable 2,706,681 1,219,001 2,706,709 1,219,001 Interest and inflation adjustments, net (1,224,394) (386,497) (1,238,871) (386,801) Derivative financial instruments and mark-to-market 350,230 33,104 350,230 33,104 Financial Charges from Customers (189,552) (180,362) (189,559) (180,362) Equity Accounting (106,292) (26,909) (26,054) (24,529) Interest and inflation adjustment (PPP) 244,740 302,394 244,740 302,394 Municipal transfers 340,489 268,732 340,675 268,732 Pension plan obligations 76,872 136,475 92,496 136,475 Deferred PIS/Cofins on financial asset of the concession 75,224 88,064 75,224 88,064 Financial asset of the concession - restatement (817,909) (692,436) (817,909) (692,436) Other adjustments 9,188 (38,026) 5,858 (38,026) 7,708,058 7,341,585 7,844,794 7,349,161 Changes in assets Trade receivables 460,883 (149,568) 457,019 (150,108) Related-party balances and transactions 64,759 76,826 64,744 76,795 Inventories (28,257) 43,596 (28,440) 43,596 Taxes Recoverable (142,464) 14,949 (156,774) 14,955 Escrow Deposits (44,467) 79,999 (45,414) 79,999 Other assets (188,290) 58,562 (73,324) 56,967 Changes in liabilities Trade payables and contractors 403,453 449,890 403,734 452,836 Services payable (23,501) 200,598 (24,749) 200,030 Labor and social obligations (190,357) (589,382) (190,813) (589,382) Taxes and contributions payable (442,220) (251,090) (428,494) (250,052) Deferred PIS/Cofins (7,288) (8,680) (7,288) (8,680) Provisions (66,881) (132,180) (66,899) (132,180) Pension plan obligations (126,040) (122,800) (142,513) (122,800) Other liabilities 6,310 (190,142) (85,676) (190,033) Cash generated from operations 7,383,698 6,822,163 7,519,907 6,831,104 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Cash Flows for the Periods ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Interest Paid (1,971,905) (1,199,296) (1,914,102) (1,199,296) Income and social contribution taxes paid (1,447,067) (1,347,249) (1,478,103) (1,350,714) Net cash generated from operating activities 3,964,726 4,275,618 4,127,702 4,281,094 Cash flows from investment activities Acquisition of contract assets, intangible assets and property, plant and equipment (8,505,558) (5,875,966) (8,532,006) (5,878,640) Restricted cash (17,511) (20,312) (17,511) (20,312) Financial investments - Investment (24,004,213) (11,328,804) (24,103,712) (11,342,600) Financial investments - Redemption 18,780,334 12,435,448 18,817,101 12,445,273 Interests received 815,377 289,189 817,265 289,692 Dividends received 15,612 — 15,612 — Acquisition of subsidiary, net of cash acquired (consolidated) (682,643) — (302,293) — Acquisition of joint venture, net of cash acquired — — (30,662) — Capital increase in investees — (570) — (570) Net cash used in investment activities (13,598,602) (4,501,015) (13,336,206) (4,507,157) Cash flows from financing activities Borrowings and financing Funding 14,241,136 7,187,542 14,241,136 7,187,542 Amortization (1,886,957) (1,370,610) (1,887,289) (1,370,610) Payment of interest on equity (1,687,301) (2,363,777) (1,687,301) (2,363,777) Acquisition of non-controlling interests (746,443) — (746,443) — Public-Private Partnership - PPP (248,217) (274,940) (248,217) (274,940) Derivative financial instruments - Paid (824,430) (73,742) (883,131) (73,742) Net cash generated from financing activities 8,847,788 3,104,473 8,788,755 3,104,473 Increase / (decrease) in cash and cash equivalents in the period (786,088) 2,879,076 (419,749) 2,878,410 Represented by: Cash and cash equivalents at the beginning of the period 4,569,998 1,681,204 4,663,226 1,682,606 Cash and cash equivalents at the end of the period 3,783,910 4,560,280 4,243,477 4,561,016 Increase / (decrease) in cash and cash equivalents in the period (786,088) 2,879,076 (419,749) 2,878,410 Companhia de Saneamento Básico do Estado de São Paulo - SABESP Statements of Value Added for the Periods ended June 30, 2026 and 2025 In thousands of reais Individual Consolidated Note January to June 2026 January to June 2025 January to June 2026 January to June 2025 Revenue Sanitation services (includes FAUSP and Financial Asset) 31 13,735,537 12,576,831 13,756,035 12,594,922 Construction 7,190,273 5,669,235 7,249,572 5,671,908 Other revenue 18,999 68,060 87,309 68,060 Allowance for doubtful accounts 10 (c) (216,350) (323,522) (217,216) (324,091) 20,728,459 17,990,604 20,875,700 18,010,799 Inputs purchased from third parties Operating and construction costs (9,219,930) (7,305,828) (9,190,950) (7,320,891) Materials, electricity, outsourced services, and others (460,105) (414,461) (476,699) (414,148) Other operating expenses 34 (50,833) (13,553) (54,090) (13,553) (9,730,868) (7,733,842) (9,721,739) (7,748,592) Gross value added 10,997,591 10,256,762 11,153,961 10,262,207 Retentions Depreciation and amortization 32 (1,425,717) (1,124,459) (1,435,722) (1,126,926) Wealth created by the Company 9,571,874 9,132,303 9,718,239 9,135,281 Wealth received in transfer Equity Accounting 12 106,292 26,909 26,054 24,529 Financial income 1,971,225 860,258 2,197,879 862,073 2,077,517 887,167 2,223,933 886,602 Total value added to distribute 11,649,391 10,019,470 11,942,172 10,021,883 Value added distribution Personnel Direct Compensation 798,333 855,551 824,918 856,100 Benefits 432,055 334,176 464,493 334,176 Guarantee Fund for Length of Service (FGTS) 82,484 155,151 82,506 155,151 1,312,872 1,344,878 1,371,917 1,345,427 Taxes, fees, and contributions Federal 2,473,457 2,969,907 2,531,212 2,971,711 State 94,539 90,059 94,762 90,127 Municipal 51,571 39,929 63,576 39,929 2,619,567 3,099,895 2,689,550 3,101,767 Value distributed to providers of capital Interest, exchange rate changes and inflation adjustments 4,506,658 1,941,763 4,668,856 1,941,755 Rentals 14,079 14,881 15,634 14,881 4,520,737 1,956,644 4,684,490 1,956,636 Value distributed to shareholders Retained earnings 3,196,215 3,618,053 3,196,215 3,618,053 3,196,215 3,618,053 3,196,215 3,618,053 Value added distributed 11,649,391 10,019,470 11,942,172 10,021,883 Earnings Release 2Q26 August 12, 2026 • 2Q26 adjusted EPS¹ of R$0.33 versus R$0.57 in 2Q25 • R$3.7 bn Capex in 2Q26 aimed at universal access, +4% y/y CEO Message The second quarter of 2026 was marked by continued execution of Sabesp's transformation agenda. During the period, we advanced on the strategic priorities that will shape the Company's future, with a particular focus on improving customer satisfaction, one of our key values, by strengthening service quality and enhancing operational reliability. These initiatives are central to our strategy and reflect our unwavering commitment to build a more efficient and customer-centric utility. As part of this effort, we have accelerated changes across our customer service channels, including the upgrade of service platforms, investments in digital capabilities and customer support. We also expanded proactive customer engagement initiatives through targeted communication. While these actions contributed to higher upfront costs in the quarter, they represent investments designed to improve customer experience, service quality and support operational efficiency over time. In addition, our chemicals suffered from inflationary pressures. Transformation remains firmly on track. Our expectation continues to be on investing close to R$20 billion in CapEx in the year, supporting the acceleration of universalization, quality of service and greater operational resilience. We are confident in delivering U-Factor targets for the year. We are building a stronger and more resilient Sabesp. The investments and decisions we are making today are designed to elevate customer experience, strengthen our operating platform and create lasting value for all stakeholders. Consolidated Results For the quarter ended June 30, 2026, Sabesp reported adjusted earnings per share¹ of R$0.33, compared with R$0.57 in the same period of the prior year. While the Company continued to advance its transformation plan and universalization agenda, results were affected by a combination of revenue and cost pressures, higher funding costs and a strong lapping from the prior year, which are described below. Revenue was impacted by lower per capita consumption, driven by milder temperatures during the quarter, and by changes in customer mix associated with the continued expansion of access to low-income discount rates. Operating costs and expenses increased by 24.5%, mainly driven by: (i) 39.0% increase y/y in services related to investments in customer service: call center, communications, etc (ii) 977% increase y/y in general expenses reflecting favorable legal rulings and case dismissals recorded in the prior-year period (~R$200 million) (iii) 97% increase y/y in treatment supplies affected by inflationary pressures on key inputs arising from the current geopolitical environment. The financial result reflected a higher net debt balance (R$34 billion in 2Q26 versus R$23 billion in 2Q25). Further details on these drivers are provided in the following sections of this report. As a result, Adjusted EBITDA² totaled R$3,503 million, down 3.2% year-over-year, while Adjusted Net Income² totaled R$1,150 million, down 41.2% year-over-year. Execution of Sabesp’s transformation plan remained strong throughout the quarter. The Company invested R$7.5 billion in 1H26 (R$3.7 billion in 2Q26), up 15.6% year-over-year, supporting the acceleration of universalization projects. Earnings Conference Call Will be held on August 13, 2026, at 10:00 AM (Brasília time). Access link is available at the Company’s Investor Relations website. The presentation has been made available at the same website. An audio recording of the call will be posted at the same website. 1. Considers the stock split in the proportion 1:5 as approved in the EGM of April 28, 2026 2. Excluding construction margin, financial asset, R$ 68 mn non-recurring costs related to Jaguaré incident and EMAE Earnings Release 2Q26 REPORTED INCOME STATEMENT (CONSOLIDATED) R$ mn 2Q26 2Q25 Var. (R$) % YTD26 YTD25 Var. (R$) % Revenue from Operations 6,536 6,187 349 5.6 12,902 12,306 596 4.8 FAUSP 0 (203) 204 (100.2) 41 (404) 444 (110.1) Financial Asset 471 272 199 72.9 813 692 121 17.4 Sales Tax (589) (374) (215) 57.4 (1,006) (876) (130) 14.8 Energy Revenue 174 - 174 - 174 - 174 - (=) Net Sanitation Revenue 6,593 5,882 711 12.1 12,924 11,719 1,205 10.3 Construction revenues 3,616 3,083 533 17.3 7,250 5,672 1,578 27.8 (=) Net Revenue 10,209 8,965 1,244 13.9 20,174 17,391 2,783 16.0 Construction costs (3,603) (3,083) (520) 16.9 (7,236) (5,672) (1,564) 27.6 Operating Costs and expenses (2,761) (2,035) (727) 35.7 (5,002) (4,474) (528) 11.8 Other operating income/(expense), net 44 29 15 49.5 25 47 (22) (47.3) Minority Interest 18 13 5 34.6 26 25 2 6.2 (=) EBITDA 3,906 3,890 17 0.4 7,987 7,317 670 9.2 (%) Margin 38% 43% - (5.1) 40% 42% - (2.5) Depreciation and Amortization (738) (543) (195) 35.9 (1,436) (1,127) (309) 27.4 (=) EBIT 3,168 3,346 (178) (5.3) 6,551 6,190 361 5.8 Net Financial result (1,017) (118) (898) 759.4 (2,042) (711) (1,331) 187.1 (=) EBT 2,151 3,228 (1,076) (33.3) 4,509 5,479 (970) (17.7) Income tax (687) (1,092) 405 (37.1) (1,296) (1,861) 565 (30.4) (=) Net income 1,464 2,136 (672) (31.4) 3,213 3,618 (405) (11.2) (%) Margin 14% 24% - (9.5) 16% 21% - (4.9) EPS (R$)* 0.42 0.62 - - 0.91 1.06 - - * Includes EMAE Earnings Release 2Q26 ADJUSTED INCOME STATEMENT (CONSOLIDATED) R$ mn 2Q26 Adjustments 2Q26 Adjusted 2Q25 Adjusted Var. (R$) % Financial Asset Construction Non-Recurring EMAE Revenue from Operations 6,536 - - - - 6,536 6,187 349 5.6 FAUSP 0 - - - - 0 (203) 204 (100.2) Financial Asset 471 471 - - - - - - - Sales Tax (589) (44) - - (22) (523) (349) (174) 49.9 Energy Revenue 174 - - - 174 - - - - (=) Net Sanitation Revenue 6,593 427 - - 152 6,013 5,635 379 6.7 Construction revenues 3,616 - 3,558 - 58 0 - 0 - (=) Net Revenue 10,209 427 3,558 - 210 6,013 5,635 379 6.7 Construction costs (3,603) - (3,558) - (45) (0) - (0) - Operating Costs and expenses (2,761) - - (68) (176) (2,518) (2,043) (476) 23.3 Other operating income/(expense), net 44 - - - 54 (10) 12 (22) (178.9) Minority Interest 18 - - - - 18 13 5 34.6 (=) EBITDA 3,906 427 (0) (68) 44 3,503 3,617 (114) (3.2) (%) Margin 38% - - - 21% 58% 64% - (5.9) Depreciation and Amortization (738) - - - (7) (731) (543) (188) 34.5 (=) EBIT 3,168 427 (0) (68) 36 2,772 3,074 (302) (9.8) Net Financial result (1,017) - - - 59 (1,076) (118) (958) 809.6 (=) EBT 2,151 427 (0) (68) 96 1,696 2,956 (1,260) (42.6) Income tax (687) (145) - 23 (19) (546) (999) 454 (45.4) (=) Net income 1,464 282 (0) (45) 77 1,150 1,956 (806) (41.2) (%) Margin 14% - - - 36% 19% 35% - (15.6) EPS (R$)* 0.42 - - - - 0.33 0.57 - - *Balance adjusted by construction revenue/cost Non-recurring effects on 2Q26 EBITDA: R$(68) million, mainly related to the Jaguaré incident. ADJUSTED NET REVENUE Adjusted net revenue from sanitation services, considering FAUSP and taxes, totaled R$ 6,013 mn in 2Q26, an increase of +6.7% vs 2Q25. The main factors that impacted revenue in the period were: • +8.7% in net price: +9.9% rate phase-in, offset by higher reforms; • +1.1% in volume: New units +1.0%; metering upgrade +0.6% and weather (1.1)%; • (3.1)% in mix: customer categories mix (2.3)%, customer consumption band mix (0.6)% linked to weather. Earnings Release 2Q26 CONSUMPTION BY CATEGORY Billed Volume (millions of m³) Average Rate (R$/m³) Category 2Q26 2Q25% 2Q26 2Q25 % Residential 954 931 2.5 4.34 4.01 8.3 Commercial 98 100 (2.3) 15.58 13.97 11.5 Industrial 17 18 (6.8) 21.72 18.26 18.9 Total Retail 1,069 1,049 1.8 5.65 5.21 8.4 Wholesale 13 13 (2.2) 3.09 2.77 11.6 Others¹ 26 36 (28.3) 22.49 14.78 52.2 Total 1,108 1,099 0.8 6.01 5.49 9.4 Billed Volume (millions of m³) Average Rate (R$/m³) Category YTD26 YTD25 % YTD26 YTD25 % Residential 1,903 1,870 1.8 4.33 4.11 5.2 Commercial 192 198 (2.8) 15.52 14.50 7.1 Industrial 34 37 (7.7) 21.27 18.66 14.0 Total Retail 2,130 2,105 1.2 5.61 5.34 5.0 Wholesale 26 26 (2.6) 3.05 2.77 10.4 Others¹ 49 66 (25.9) 21.86 15.51 40.9 Total 2,204 2,197 0.3 5.94 5.62 5.8 (1) Others are composed of Public, Company-Owned Building, and Mauá (BRK). Wholesale and Others in 1Q25 was adjusted to incorporate the amount related to Olímpia. Number of connections in thousands¹ 2Q26 2Q25 Var. % Water¹ 9,487 9,506 (19.2) (0.2) Sewage¹ 8,230 8,239 (9.0) (0.1) (1) Active and registered connections, average at the end of the period Not audited by external auditors Earnings Release 2Q26 COST AND EXPENSE In 2Q26, Costs and Expenses totaled R$ 2,528 mn, a 24.5% increase compared to R$ 2,030 mn recorded in 2Q25, which was mainly driven by: (i) R$ (238) mn in Services, mainly associated with the Company’s customer focus strategy, including, among others, investments in new and refurbished stores, a new call center provider, a dedicated customer experience team, and marketing outreach to consumers; (ii) R$ (143) mn in General Expenses mainly driven by legal victories/dismissals in 2Q25; (iii) R$ (83) mn in Treatment Supplies mainly driven by inflationary pressures due to geopolitical environment and global supply chain disruptions. R$ mn 2Q26 Adjusted 2Q25 Adjusted Var. (R$) % YTD26 Adjusted YTD25 Adjusted Var. (R$) % Personnel (677) (672) (6) 0.8 (1,162) (1,326) 164 (12.4) General supplies (54) (39) (15) 39.1 (177) (109) (68) 62.7 Treatment supplies (169) (86) (83) 97.2 (332) (244) (88) 36.0 Services (848) (610) (238) 39.0 (1,554) (1,306) (248) 19.0 Power (410) (401) (9) 2.2 (794) (842) 47 (5.6) General expenses (157) (15) (143) 977.0 (447) (278) (168) 60.5 Tax expenses (38) (24) (14) 57.2 (76) (45) (31) 68.3 Allowance for doubtful accounts (164) (195) 32 (16.3) (217) (342) 125 (36.5) Other revenues and expenses (10) 12 (22) (178.9) (13) 30 (43) (141.2) Costs and Expenses (2,528) (2,030) (498) 24.5 (4,771) (4,461) (310) 6.9 Depreciation and Amortization (731) (543) (188) 34.5 (1,428) (1,127) (302) 26.8 Costs, Expenses, Depreciation and Amortization (3,259) (2,574) (685) 26.6 (6,200) (5,588) (611) 10.9 PERSONNEL Sabesp ended 2Q26 with 8,914 employees, a 3% reduction vs the same period of the previous year and a 3.7% reduction when considering the average number of employees. The upside from headcount reduction was offset by 4.4% wage inflation. Number of employees 2Q26 2Q25 Var. (Qty.) % Employees at the end of each period 8,914 9,190 (276) (3.0) Employees - simple average 8,961 9,305 (344) (3.7) CAPITAL EXPENDITURES In 2Q26, Capex totaled R$ 3,731 mn, an increase of 3.6% compared to the same period of the previous year. Investments in 1H26 reached R$ 7,458 mn, a 15.6% increase y/y. R$ mn 2Q26 2Q25 Var. (R$) % YTD 26 YTD 25 Var. (R$) % Water 1,050 1,044 6 0.6 2,293 1,659 634 38.2 Sewage 2,680 2,557 123 4.8 5,165 4,793 373 7.8 Total 3,731 3,601 130 3.6 7,458 6,452 1,006 15.6 Earnings Release 2Q26 BALANCE SHEET (CONSOLIDATED) ASSETS 2Q26 4Q25 Current assets Cash and Equivalents 4,243,477 4,663,226 ST investments 13,197,409 7,707,745 Trade Receivables 3,944,785 4,413,449 Related Parties 283,701 276,388 Inventories 74,020 22,061 Restricted Cash 27,889 9,575 Taxes 1,730,936 1,295,310 Held for sale 48,150 26,864 Other Assets 344,024 141,892 Total Current Assets 23,894,391 18,556,510 Fixed and LT Assets Trade Receivables 372,740 258,544 Financial Asset (Indemnity) 22,862,262 - Contract Asset (Construction in Progress) 19,009,196 - Related Parties 844,573 862,782 Legal Deposits 226,998 120,021 Deferred Income Tax and Social Contribution 41,809 - Taxes to be Recovered 278,225 - ANA (Agência Nacional de Águas) 2,353 - Investments 254,968 254,358 Non-Operating Property 328,065 49,933 Contract Asset (Construction in Progress) - 11,018,516 Financial Asset (Indemnity) - 21,665,330 Intangible 50,320,213 50,492,473 PP&E 1,142,496 890,791 Other Assets 28,479 33,509 Total Non-Current Assets 95,712,377 85,646,257 Total Assets 119,606,768 104,202,767 LIABILITIES AND EQUITY 2Q26 4Q25 Current liabilities Trade Payables 2,664,009 2,400,046 Services Payable 3,088,342 2,772,416 ST Debt 5,289,831 5,092,816 Labor 455,784 699,629 Tax 641,755 615,592 Sales Tax 81,836 89,049 Dividends and IoC 441,222 2,059,850 Legal Accruals 331,462 1,370,013 Public-Private Partnership 477,241 469,687 Derivatives 2,293,799 661,421 Performance Agreements 190,977 120,776 Concession investment obligations (ANEEL) 36,882 - Bonds with Drawn Risk 3,311 - Earnings Release 2Q26 Others 248,597 201,619 Total Current Liabilities 16,245,048 16,552,914 Non-Current Liabilities LT Debt 46,367,971 35,049,531 Tax 2,502,237 3,129,908 Salex Tax 1,267,065 1,191,916 Legal Accruals 1,816,980 533,399 Pension 2,401,963 2,140,161 Public-Private Partnership 2,844,977 2,856,008 Performance Contracts 2,133 6,151 Others 231,728 341,655 Concession Investment Obligations (ANEEL) 616,380 - Total Non-Current Liabilities 58,051,434 45,248,729 Total Liabilities 74,296,482 61,801,643 Equity Capital Stock 21,379,216 21,210,000 Capital Reserves 92,062 30,219 Earnings Reserves 21,348,996 21,518,212 Treasury Shares (472,000) (475,385) Other Comprehensive Income 117,616 118,078 Retained Earnings/Accumulated Losses 2,707,938 - Total Equity - Controlling Shareholders 45,173,827 42,401,124 Interest of Non-Controlling Shareholders 136,459 - Total Equity 45,310,286 42,401,124 Total Equity and Liabilities 119,606,768 104,202,767 STATEMENT OF CASH FLOWS (CONSOLIDATED) R$ ‘000 2Q26 2Q25 Cash flows from operations 3,646,304 4,142,674 Earnings before Tax 2,151,457 3,227,841 Adjustments on net income: Depreciation and Amortization 738,250 543,366 Fixed Assets Write-Off (153) 1,937 Allowance for Doubtful Accounts 163,614 187,392 Accruals and Inflation over Accruals 108,028 (467,521) Interest Owed 1,413,806 572,303 Interest and Inflation Adjustments, net (691,475) (226,688) Derivatives 122,162 28,534 Financial Charges from Customers (111,337) (92,769) Equity Pick-Up (17,743) (13,181) PPP Interest and inflation 122,065 142,573 SP City Transfers 165,223 147,832 Pension 51,342 71,203 Deferred Sales Tax on Financial Assets (Indemnity) 43,544 25,179 Update of financial asset (Indemnity) (475,421) (272,207) Others (137,058) 266,880 3,646,304 4,142,674 Changes in Assets Trade Receivables 641,683 2,114 Related Parties 29,540 6,508 Earnings Release 2Q26 Inventory 70,582 94,268 Tax (28,031) 36,532 Escrow (36,446) 38,092 Others (157,107) 23,820 Changes in liabilities Trade Payables 462,689 1,199,579 Services Payables 321,377 (222,425) Labor 179,964 (577,121) Income Tax (61,524) 54,100 Sales Tax 5,055 15,332 Accruals (51,977) (76,479) Pension (80,060) (65,792) Others (11,721) (70,302) Cash from Operations 4,930,328 4,600,900 Interest Paid (703,148) (438,411) Income Tax (861,116) (981,915) Free cashflow from operations 3,366,064 3,180,574 Cashflow from Investments Contract, Intangible Assets and PP&E (3,475,312) (4,328,718) Restricted Cash (9,515) (18,917) Financial Investments – Investment (5,121,087) (6,981,923) Financial Investments – Withdrawal 7,249,114 8,007,418 Interest Received 817,265 289,692 Investment 7,456 - Acquisition of Joint Venture Control, Net of Cash Acquired (30,662) - Equity Redemption/(Injection) in Subsidiaries - (570) Free Cashflow from Investments (562,741) (3,033,018) Cash flow from financing activity Borrowings Debt Issuance 368,035 3,550,714 Amortization (337,030) (244,131) Payment of Interest on Equity (1,687,301) (2,363,777) Acquisition of Non-Controlling Interests (7,100) - PPP (124,827) (138,456) Derivatives (311,863) (31,043) Free Cashflow from Financing Activities (2,100,086) 773,307 Increase / (Decrease) in Cash and Cash Equivalents in the Period 703,237 920,863 Represented by: Cash and Equivalents BoP 3,540,240 3,640,153 Cash and Equivalents EoP 4,243,477 4,561,016 Increase / (Decrease) in Cash and Cash Equivalents in the Period 703,237 920,863 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated 1. Operations Companhia de Saneamento Básico do Estado de São Paulo (“SABESP”) is a publicly-held corporation headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-000. SABESP and its direct and indirect subsidiaries, individually or collectively (the “Company”), is engaged in the provision of basic and environmental sanitation services in São Paulo State, and supplies treated water and sewage services on a wholesale basis. SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. Since January 2026, following the acquisition of Empresa Metropolitana de Águas e Energia (“EMAE”), the Company has also begun operating in the planning, construction, operation, and maintenance of energy generation systems, as well as in the commercialization of electric power. The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (“NYSE”) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002. Approvals The quarterly financial information was approved by the Board of Directors on August 12, 2026. 2 Basis of preparation and presentation of the quarterly information The quarterly information as of June 30 ,2026, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Statements and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of Quarterly Information (ITR), and presented according to the rules issued by the CVM. Accordingly, this quarterly information takes into consideration the Circular Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. The quarterly information as of June 30, 2026, shall be read jointly with the Annual Financial Statements as of December 31, 2025, issued on March 16, 2026, prepared under the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). Therefore, the explanatory notes of this quarterly information are not presented or are not at the same level of detail and/or with the same reference as the notes included in the Annual Financial Statements (according to numerical references): i. Summary of material accounting policy information (Note 3); ii. Changes in accounting practices and disclosures (Note 4); iii. Risk management - Financial instruments (Note 5.4); iv. Significant accounting estimates and judgments (Note 6); v. Balances and transactions with related parties (Note 11); vi. Investments (Note 12); vii. Intangible Assets (Note 15); viii. Borrowings and financing (Note 17); ix. Provisions (Note 23); x. Pension plan obligations (Note 25); xi. Equity (Note 27); All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration. The Company prepared the financial statements on a going concern basis. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The amounts disclosed in the Notes are presented in thousands of reais, unless otherwise stated. 3 Summary of material accounting policy information The material accounting policy information used in the preparation of the quarterly information as of June 30, 2026, is consistent with that used to prepare the Annual Financial Statements for the year ended December 31, 2025, except for the adoption of the standards and amendments effective as of January 1, 2026 (Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments; Annual Improvements to IFRS Accounting Standards – Volume 11), which did not have a material impact on the Company's interim financial information, the Company has not early adopted any standard, interpretation, or amendment that has been issued but is not yet effective. Additionally, the accounting policies set out below relate to new transactions that did not exist in the year ended December 31, 2025. 3.1 Business combination A business combination occurs when the Company obtains control of another entity or operation. Such transactions are accounted for using the acquisition method, whereby the identifiable assets acquired and liabilities assumed are recognized at their respective fair values as of the acquisition date. The difference between the consideration transferred and the fair value of the net assets acquired may result in the recognition of goodwill or a gain on a bargain purchase. Acquisition-related costs are recognized as an expense as incurred. To determine whether an acquisition constitutes a business, the Company assesses whether the acquired set includes inputs and processes capable of generating goods or services, revenue, or other economic benefits. In other words, the acquisition of standalone assets is not sufficient; the acquired elements must have the capability to operate and generate outputs. In making this assessment, the Company considers whether the acquired processes are critical to the continuation or development of the activities and whether they are supported by the resources necessary for their execution, such as systems, technology, specialized knowledge, or a skilled workforce. As of the acquisition date, the Company also assesses the assets acquired and liabilities assumed in order to classify them based on their contractual, economic, and legal characteristics. Any contingent consideration is initially recognized at fair value, and subsequent changes in its measurement are accounted for in accordance with CPC 48 / IFRS 9 and recognized in profit or loss. When the consideration transferred exceeds the fair value of the net assets acquired, the excess is recognized as goodwill. Such goodwill is subsequently tested for impairment on a recurring basis and allocated to the cash-generating units expected to benefit from the synergies arising from the acquisition. If the acquisition relates to a concession arrangement, the excess is recognized as an intangible asset and amortized over the term of the concession contract. When a portion of a cash-generating unit is disposed of, the corresponding portion of goodwill is included in the carrying amount of the operation when determining the gain or loss on disposal. In business combinations achieved in stages, the equity interest previously held by the Company is remeasured to fair value on the date control is obtained, with any resulting gain or loss recognized in profit or loss for the period. In connection with the business combination transaction, the accounting policies set out below became applicable to the Company's financial information as a result of specific transactions carried out by the acquirees in the ordinary course of their operations. Such accounting policies are not considered divergent policies for similar events or circumstances, as they Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated relate exclusively to transactions assumed upon the acquisition of control of the acquirees and did not exist within the Company prior to that event. 3.2 Revenue from the Electricity Segment Revenue is recognized in accordance with CPC 47 / IFRS 15 – Revenue from Contracts with Customers, which establishes a five-step model applicable to revenue arising from contracts with customers. Revenue is recognized when the Company: (i) identifies the contracts with customers; (ii) identifies the distinct performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) satisfies the performance obligations. 3.2.1 Quota regime The Annual Generation Revenue (“RAG”) of the power plants subject to the second amendment to the concession agreement remunerates the operation and maintenance services, the investments made, future investments, and sector charges related to the subsidiary EMAE. The RAG related to operation and maintenance services and sector charges is recognized monthly in the profit or loss, in order to allow its comparison with the costs of the same period. The quota revenue is received on a monthly basis in the same proportion as the revenue recognized on accrual basis. 3.2.2 Electric power supply - Auction In the operational context of the subsidiary EMAE, the sale of energy to other electricity distribution concessionaires, carried out through contracts signed in auctions promoted by the National Electricity Regulatory Agency ("ANEEL") in the Regulated Contracting Environment, is classified as supply. Revenue is recognized monthly as the energy is delivered to the buyer. 3.2.3 Concession of areas adjacent to the São Paulo Plant In 2020, the subsidiary EMAE granted areas adjacent to the São Paulo Plant for commercial exploitation for a period of 22 years to São Paulo Plant Consortium (Consórcio Usina São Paulo), through a fixed grant of R$ 280.1 million received monthly from January 2024 to December 2044, plus a variable grant of 4% to 8% of the development’s gross revenue, with an increasing percentage every three years. The fixed grant is recognized on a straight-line basis and the variable grant as the Consortium’s billing occurs. 3.2.4 Income from services rendered The subsidiary EMAE has a service agreement with the São Paulo Municipal Government for the operation and maintenance of the Eduardo Yassuda Pumping Station. In addition, the subsidiary “Águas de Castilho” provides maintenance services, auxiliary services such as water meter installations and water connection and reconnection, and other services performed in accordance with the rules and standards required by the granting authority of the concession in which it operates. Both revenues are recognized as the contracted services are performed. 3.3 Reverse Factoring The Company classifies financial liabilities that arise from financing arrangements (reverse factoring) with suppliers under Trade payables and contractors in the balance sheet if they have a similar nature and function to accounts payable. This is the case if the financing agreement with suppliers is part of the working capital used in the Company’s normal operating cycle, the level of security provided is similar to the accounts payable and the terms of the liabilities that are part of the supply chain financing agreement are not substantially different from the terms of the accounts payable that are not part of the agreement. Cash flows related to liabilities arising from supplier finance arrangements are presented within operating activities in the statements of cash flows under the line item changes in contractors and suppliers. . Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated 4 Business combination and acquisition of non-controlling interests EMAE On January 21, 2026, the Company acquired 29.9% of the total capital and 74.9% of the voting capital of EMAE, representing 11,009,550 (eleven million, nine thousand, five hundred and fifty) common shares of the company that focuses on the planning, construction, operation and maintenance of electricity generation systems, as well as their commercialization, operating under a concession regime. The transaction was motivated by a combination of factors: • Advanced water integration ensuring security of supply • Operational synergy between water and energy • Use of strategic window • Technical and regulatory feasibility This holistic approach reflects SABESP’s strategy to strengthen its position as an essential services company in a context of climate challenges, growing demand and the need for better operational efficiency. Assets acquired and liabilities assumed In accordance with CPC 15 / IFRS 3, although control was obtained and, consequently, the business combination occurred on January 21, 2026, the Company used the beginning of the acquisition month, January 1, 2026, as the measurement and consolidation date for the acquired assets and assumed liabilities. The fair value of EMAE's identifiable assets and liabilities as of January 1, 2026, is presented below: Fair value recognized in the acquisition Fair value recognized in the acquisition Assets Liabilities Cash and cash equivalents 380,350 Trade payables and contractors 28,797 Trade receivables 46,030 Borrowings and financing 448 Taxes Recoverable 371,325 Labor and social obligations 28,237 Other assets 136,895 Taxes and contributions payable 9,297 Escrow Deposits 61,457 Dividends and interest on capital payable 10,325 Deferred income and social contribution taxes 41,513 Other liabilities 29,603 Investment properties 316,589 Borrowings and financing 3,533 Financial asset 195,375 Provisions 174,066 Intangible assets 19,253 Pension plan obligations 271,781 Property, plant, and equipment 209,108 Contract liability 626,985 Total assets 1,777,895 Total liabilities 1,183,072 Total net identifiable assets at fair value 594,823 Non-controlling interests measured at the proportionate share method (417,090) Goodwill/Identifiable asset 504,910 Total consideration 682,643 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated These effects are preliminary, since on the date of this disclosure the procedures for allocating the purchase price are still in progress, substantially related to the inspection of the fixed assets acquired, among other analyzes. The final allocation of EMAE’s purchase price depends on valuations and other studies that have not yet been completed, as well as on the issuance of the final appraisal report to be prepared by an independent specialized firm. The goodwill/identifiable asset amounting to R$ 504,910 is provisional and subject to the completion of the purchase price allocation (PPA) process, and may be adjusted as the fair value assessments of the identifiable assets acquired and liabilities assumed are finalized. The Company adopted, as an accounting policy, the measurement and initial recognition of the non-controlling interest using the proportional interest share method. The total consideration given was settled exclusively in cash, so that there are no clauses providing for supplementary payment by means of contingent payment, put/call option, issue or transfer of shares, assumption of liabilities or transfer of other assets to acquire the interest. Analysis of the cash flow from acquisition Total consideration paid (included in cash flows from investment activities) (682,643) Net cash acquired from the subsidiary (included in cash flows from investment activities) 380,350 Net cash flow from acquisition (302,293) The disclosure of pro forma net operating revenue and net income was not presented, as the acquisition balance sheet already reflects the effects as of the beginning of the fiscal year. Transaction costs in the amount of R$ 16,000 were recognized in the profit or loss statement as general and administrative expenses. Acquisition of additional interest in EMAE After obtaining control, the Company acquired additional non-controlling interests, increasing its shareholding in EMAE’s equity to 79.31%: • On January 28, 2026, the Company acquired interest representing 40.21% from Eletrobrás for the amount of R$ 567,705. • On March 12, 2026, the Company acquired interest representing 9.22% from Oceania for the amount of R$ 171,638. Additionally, the Company agreed to pay Eletrobrás a percentage of the amount to be received from the reversible concession’s asset recorded by EMAE (see Note 15). The Company recorded R$ 39,075 as earn-out related to the additional payment, which represents its fair value on the acquisition date. The carrying amount of the net assets on the acquisition date amounted to R$ 294,021. The breakdown of the additional interest acquired is shown below: Consideration paid to non-controlling shareholders (included in the cash flow from financing activities) 739,343 Earn-out 39,075 Carrying value of the additional interest acquired (294,021) Difference recognized in retained earnings 484,397 In the second quarter of 2026, the Company acquired additional non-controlling interests, increasing its shareholding in EMAE’s equity to 79.68%: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated • On May 13, 2026, the Company acquired interest representing 0.37% from Phoenix Água e Energia S.A. for the amount of R$ 7,100. Consideration paid to non-controlling shareholders (included in the cash flow from financing activities) 7,100 Carrying value of the additional interest acquired (3,859) Difference recognized in retained earnings 3,241 Águas de Castilho S.A. On May 30, 2026, the Company acquired control of Águas de Castilho S.A. (“Águas de Castilho”), a company that operates in the provision of public water supply and sewage services in the Municipality of Castilho, State of São Paulo, by acquiring an additional 70% of the voting shares of this entity. As a result, the Company’s equity interest in Águas de Castilho increased from 30% to 100% and, therefore, the Company obtained control of said company (see Note 12). The transaction was motivated by a combination of factors: • Advanced water integration ensuring security of supply • Operational synergy • Use of strategic window • Technical and regulatory feasibility This holistic approach reflects SABESP’s strategy to strengthen its position as an essential services company in a context of climate challenges, growing demand and the need for better operational efficiency. Assets acquired and liabilities assumed In accordance with the provisions of CPC 15/IFRS 3, with the acquisition having occurred on May 30, 2026, the Company considered the beginning of the month following the acquisition month, i.e., June 1, 2026, for purposes of measuring the acquired assets and assumed liabilities. Based on this date, there is one month of the acquiree’s results included in the consolidated financial statements. The fair value of Águas de Castilho’s identifiable assets and liabilities at June 1, 2026 is presented below: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Fair value recognized in the acquisition Fair value recognized in the acquisition Assets Liabilities Cash and cash equivalents 58 Trade payables and contractors 607 Financial investments 4,466 Borrowings and financing 763 Trade receivables 1,572 Labor and social obligations 119 Inventories 187 Taxes and contributions payable 234 Taxes Recoverable 14 Dividends and interest on equity 6,738 Other assets 1,336 Provisions 2 Escrow Deposits 106 Other liabilities 187 Deferred income and social contribution taxes 26 Contract asset 492 Intangible assets 12,993 Property, plant, and equipment 143 Total assets 21,393 Total liabilities 8,650 Total net identifiable assets at fair value 12,743 Fair value of equity interest held prior to business combination (13,251) Goodwill/Identifiable asset 31,228 Total consideration 30,720 These effects are preliminary, since on the date of this disclosure the procedures for allocating the purchase price are still in progress, substantially related to the inspection of the fixed assets acquired, among other analyzes. The final allocation of Águas de Castilho’s purchase price depends on valuations and other studies that have not yet been completed, as well as on the issuance of the final appraisal report to be prepared by an independent specialized firm. The goodwill/identifiable asset amounting to R$ 31,228 is provisional and subject to the completion of the purchase price allocation (PPA) process, and may be adjusted as the fair value assessments of the identifiable assets acquired and liabilities assumed are finalized. The total consideration given was settled exclusively in cash, so that there are no clauses providing for supplementary payment by means of contingent payment, put/call option, issue or transfer of shares, assumption of liabilities or transfer of other assets to acquire the interest. Analysis of the cash flow from acquisition Total consideration paid (included in cash flows from investment activities) (30,720) Net cash acquired from the subsidiary (included in cash flows from investment activities) 58 Net cash flow from acquisition (30,662) Since the acquisition date, Águas de Castilho has contributed R$ 874 in revenues and R$ 371 in profit before taxes to the Company. If the business combination had occurred at the beginning of the year, the Company’s revenues would amount to R$ 5,539, and the profit from operations would be R$ 1,742. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The Company recognized a gain of R$ 9,343 as a result of measuring the fair value of its 30% equity interest in Águas de Castilho, held before the business combination. The gain is included in other income, in the quarterly financial information for the period ended June 30, 2026. 5 Risk management 5.1 Financial risk management Financial risk factors The Company’s activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. There were no changes in risk measurement policies, processes, and methods compared to the previous year. (a) Market risk Foreign currency risk It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in exchange rates. The Company’s exposure to the risk of changes in exchange rates refers mainly to its financing activities, since the Company has foreign currency-denominated liabilities arising from long-term financing, in development institutions. in US Dollar, Euro and Yen. The management of currency exposure considers several current and projected economic factors, besides market conditions. This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related finance costs. The Company manages its foreign exchange risk through hedging transactions since 2024 and negotiates the terms of the derivatives in order to comply with the terms of the exposure hedged under Note 19. Part of the total financial debt in the amount of R$ 17,933,333 as of June 30, 2026 (R$ 10,632,252 as of December 31, 2025), is indexed to the U.S. dollar, Euro and Yen. The exposure to currency risk is as follows: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual Consolidated Individual Consolidated June 30, 2026 June 30, 2026 December 31, 2025 December 31, 2025 Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Foreign currency (in thousands) R$ Borrowings and financing – US$ 2,307,344 11,944,195 2,807,344 14,532,495 750,889 4,131,691 1,250,889 6,882,891 Borrowings and financing – Yen 60,351,374 1,921,588 60,351,374 1,921,588 62,496,777 2,196,137 62,496,777 2,196,137 Borrowings and financing – EURO 220,000 1,300,332 220,000 1,300,332 220,000 1,423,224 220,000 1,423,224 Interest and charges from borrowings and financing – US$ 257,913 311,595 44,876 110,009 Interest and charges from borrowings and financing – Yen 9,587 9,587 8,818 8,818 Interest and charges from borrowings and financing – EURO 10,852 10,852 12,033 12,033 Fair value adjustment - US$ 170,290 154,646 47,666 143,636 Fair value adjustment - Yen (135,157) (135,157) (67,281) (67,281) Fair value adjustment - EURO 19,464 19,464 34,631 34,631 Total Exposure 15,449,064 18,125,402 7,831,795 10,744,098 Borrowing cost – US$ (165,690) (161,916) (61,401) (80,063) Borrowing cost – Yen (11,851) (11,851) (12,389) (12,389) Borrowing costs – EURO (18,304) (18,302) (19,394) (19,394) Total foreign currency-denominated borrowings (Note 17) 15,303,219 17,933,333 7,738,611 10,632,252 The table below shows the prices and exchange rate changes in the period: June 30, 2026 December 31, 2025 Variation US$ 5.1766 5.5024 -5.92 % EURO 5.9106 6.4692 -8.63 % Yen 0.03184 0.03514 -9.39 % As of June 30, 2026, if the Brazilian real had depreciated or appreciated by 10 percentage points, against the U.S. dollar, Yen and Euro with all other variables held constant, the effects on profit or loss before borrowing costs and taxes, for the six-month period ended June 30, 2026, would have been R$ 1,808,645 (R$ 651,257 for the six-month period ended June 30, 2025), upwards or downwards, excluding the effects of to the hedging instruments (Note 19). The Company understands that it could comfortably accommodate any devaluation scenario due to derivative financial instruments such as cross-currency swaps already contracted. Interest rate risk Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated It is the risk that the fair value of the future cash flows of a financial instrument will fluctuate due to variations in market interest rates. For most transactions, the Company manages the interest rate risk by entering into derivative financial instruments that effectively swap their exposures for liabilities indexed to the CDI. The table below shows the borrowings and financing subject to different inflation adjustment indices, including the derivative instrument: Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 CDI (i) 46,173,243 33,593,125 43,283,613 30,722,218 TR (ii) 1,572,015 1,629,756 1,572,015 1,629,756 IPCA (iii) 3,034,354 2,924,904 5,622,654 5,582,893 TJLP (iv) 704,346 825,206 704,966 825,206 Interest and charges 1,464,340 1,204,818 1,424,913 1,164,744 Total 52,948,298 40,177,809 52,608,161 39,924,817 (i) CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate (ii) TR - Benchmark Interest Rate (iii) IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index (iv) TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues and financial assets, adjusted by the IPCA. Tariff adjustments of services provided do not necessarily follow the increases in the adjustments indices of borrowings, financing, and interest rates affecting indebtedness. As of June 30, 2026, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on consolidated profit before taxes for the six-month period ended June 30, 2026, would have been R$ 526,082 (R$ 309,735 as of June 30, 2025), upwards or downwards, mainly as a result of lower or higher interest expenses on floating rate borrowings and financing. The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1)/ IFRS 7, to evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after June 30, 2026, or until the final settlement of each contract, whichever occurs first, considering a probable scenario. The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering all other variables constant. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement. The table below considers the impact of the derivative instrument: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual Consolidated June 30, 2026 June 30, 2026 Indicators Exposure Probable scenario Exposure Probable scenario Assets CDI 16,761,321 13.98% 16,880,274 13.98 % Financial income 2,343,233 2,359,862 Liabilities CDI (46,173,243) 13.98% (43,283,613) 13.98 % Interest to be incurred (6,455,019) (6,051,049) Net exposure – CDI (29,411,922) (4,111,786) (26,403,339) (3,691,187) Assets IPCA 22,666,883 4.07% 22,666,883 4.07 % Financial asset of the concession 922,542 921,930 Liabilities IPCA (3,034,354) 4.07% (5,622,654) 4.07 % Interest to be incurred (123,498) (228,690) Net exposure – IPCA 19,632,529 799,044 17,044,229 693,240 Liabilities TR (1,572,015) 2.05% (1,572,015) 2.05 % Expenses to be incurred (32,226) (32,226) TJLP (704,346) 9.25% (704,966) 9.25 % Interest to be incurred (65,152) (65,244) Total net expenses to be incurred (3,410,120) (3,095,417) (b) Credit risk Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, accounts receivable from related parties, and financial asset of the concession. Credit risk exposure to customers is mitigated by sales to a dispersed base, without risk of concentration, while credit risk exposure to cash and investment is mitigated by the Financial Investment Guideline followed by the Company. The maximum exposure to credit risk as of June 30, 2026, is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, accounts receivable from related parties, and financial asset of the concession at the reporting date. See Notes 7, 8, 9, 10, 11, and 15. Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody’s and Standard Poor’s). Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated As of June 30, 2026, all investments were made with financial institutions whose rating disclosed by Fitch or Moody’s was AAA (bra) or AAA.br. (c) Liquidity risk Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements. The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity to provide margin as determined by the projections mentioned above. The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of June 30, 2026. Individual July to December 2026 2027 2028 2029 2030 2031 to 2049 Total As of June 30, 2026 Liabilities Borrowings and financing 4,650,306 2,211,061 1,450,100 3,683,652 7,097,163 32,986,333 52,078,615 Interest on borrowings and financing 2,316,876 4,266,933 4,144,523 3,917,575 3,648,861 10,817,304 29,112,072 Trade payables and contractors 2,634,475 — — — — — 2,634,475 Services payable 3,084,887 — — — — — 3,084,887 Public-Private Partnership - PPP 199,222 239,066 239,066 239,066 239,066 2,166,733 3,322,219 Interest Public-Private Partnership - PPP 192,280 247,101 264,235 281,850 300,082 3,125,341 4,410,889 Total 13,078,046 6,964,161 6,097,924 8,122,143 11,285,172 49,095,711 94,643,157 Consolidated July to December 2026 2027 2028 2029 2030 2031 to 2049 Total As of June 30, 2026 Liabilities Borrowings and financing 4,612,065 2,212,462 1,451,028 3,684,469 6,711,445 32,986,333 51,657,802 Interest on borrowings and financing 2,263,190 4,159,726 4,035,629 3,810,369 3,541,656 10,817,304 28,627,874 Trade payables and contractors 2,664,009 — — — — — 2,664,009 Services payable 3,088,342 — — — — — 3,088,342 Public-Private Partnership - PPP 199,222 239,066 239,066 239,066 239,066 2,166,733 3,322,219 Interest Public-Private Partnership - PPP 192,280 247,101 264,235 281,850 300,082 3,125,341 4,410,889 Total 13,019,108 6,858,355 5,989,958 8,015,754 10,792,249 49,095,711 93,771,135 Cross default Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ratios are shown in Note 17 (c). (d) Derivative financial instruments Under the Financial Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, the Company enters into hedging instruments, especially for its foreign-currency financing, reducing the effects of undesirable fluctuations from these variables on its transactions. Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to hedge the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage. The Company uses risk ratings disclosed by Standard Poor’s, Moody’s, or Fitch to support and complement the analysis and judgment of banking risk. 5.2 Capital Management The Company’s objectives in managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital. Capital is monitored based on the financial leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position. Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Total borrowings and financing (Note 17) 52,078,615 40,301,603 51,657,802 40,142,347 (-) Cash and cash equivalents (Note 7) (3,783,910) (4,569,998) (4,243,477) (4,663,226) (-) Financial investments (Note 8) (13,113,186) (7,693,630) (13,197,409) (7,707,745) Net debt 35,181,519 28,037,975 34,216,916 27,771,376 Total equity 45,173,827 42,401,124 45,310,286 42,401,124 Total capital (shareholders plus providers of capital) 80,355,346 70,439,099 79,527,202 70,172,500 Total 44% 40% 43% 40% 6 Significant accounting estimates and judgments The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the amounts of assets and liabilities and present results that may differ from the actual results. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The Company establishes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed. The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect. The areas that require a higher level of judgment and greater complexity are disclosed below. The assumptions and estimates for each of these areas, when applicable, are presented in the related notes: Area Reference Unbilled revenue Note 10 Allowance for doubtful accounts Note 10 (c) Contract assets, intangible assets, and financial assets arising from concession contracts Notes 13, 14 and 15 Assessment of the recoverable amount of non-financial assets (impairment) Note 14 Derivative financial instruments Note 19 Deferred income and social contribution taxes Note 22 Provisions Note 23 Pension obligations – Pension plans Note 26 7 Cash and cash equivalents Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Cash and banks 47,010 2,185 506,576 95,411 Cash equivalents 3,736,900 4,567,813 3,736,901 4,567,815 Total 3,783,910 4,569,998 4,243,477 4,663,226 Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by daily liquidity CDBs (divided between Banco Itaú, Banco Santander, Banco Bradesco, and Banco do Brasil), whose original maturities or intention of realization are equal to or less than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value. Of the total balance presented in this item as of June 30, 2026, 99.75% refers to the amounts recorded in Banco Itaú, Banco Santander, and Banco Bradesco. As of June 30, 2026, the average yield of cash equivalents corresponded to 99.74% of the CDI (99.66% as of December 31, 2025) 8 Financial investments (a) Current The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Banco Santander S/A 4,164,627 3,699,510 4,164,627 3,699,510 Banco Bradesco 3,657,679 1,118,026 3,657,679 1,118,026 Banco BTG Pactual S/A 2,874,973 2,132,826 2,874,973 2,132,826 Banco Itaú 1,372,338 — 1,429,702 — Banco Citibank 690,300 414,297 690,300 414,297 XP Investimentos 232,575 215,002 232,575 215,002 Banco do Brasil S/A 88,767 83,594 110,817 97,709 Brazilian Federal Savings Bank 31,927 30,206 31,927 30,206 Banco BNP Paribas — — 4,809 — Banco BV — 169 — 169 Total 13,113,186 7,693,630 13,197,409 7,707,745 As of June 30, 2026, the average yield of the financial investments corresponded to 99.74% of the CDI (99.66% as of December 31, 2025). 9 Restricted cash Restricted cash balances refer to amounts held by the Company as a result of contractual obligations and specific agreements. As of June 30, 2026, and December 31, 2025, restricted cash operations were R$ 27,889 and R$ 9,575, respectively. 10 Trade receivables (a) Statement of financial position details Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Private sector: General (i) and special customers (ii) 2,672,851 2,431,979 2,728,969 2,436,976 Agreements (iii) 298,402 343,747 298,402 343,747 2,971,253 2,775,726 3,027,371 2,780,723 Governmental entities: Municipal 707,905 1,186,815 707,789 1,186,531 Federal 2,386 2,670 2,386 2,670 Agreements (iii) 116,051 274,508 116,051 274,508 826,342 1,463,993 826,226 1,463,709 Wholesale customers – Municipal governments: (iv) Mogi das Cruzes 5,704 9,149 5,704 9,149 São Caetano do Sul 23,956 26,884 23,956 26,884 São Caetano do Sul - Agreement 48,461 51,589 48,461 51,589 Total wholesale customers – Municipal 78,121 87,622 78,121 87,622 Unbilled supply (v) 1,199,944 1,155,475 1,201,631 1,157,382 Sub-total 5,075,660 5,482,816 5,133,349 5,489,436 Allowance for doubtful accounts (815,362) (817,443) (815,824) (817,443) Total 4,260,298 4,665,373 4,317,525 4,671,993 Current 3,887,563 4,406,829 3,944,785 4,413,449 Non-current 372,735 258,544 372,740 258,544 Total 4,260,298 4,665,373 4,317,525 4,671,993 (i) General customers: residential and small and mid-sized companies; (ii) Special customers: large consumers, industrial and commercial customers, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others); (iii) Agreements: installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; (iv) Wholesale basis customers: municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging end consumers. (v) Unbilled Supplies: represents revenue incurred, for which the service has been provided but has not yet billed by the end of each period, and is recognized as trade receivables based on monthly estimates. (b) The aging of trade receivables is as follows: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Current 2,895,448 2,960,281 2,950,328 2,963,070 Past-due: Up to 30 days 855,236 747,338 856,381 748,559 From 31 to 60 days 271,202 308,672 271,673 309,579 From 61 to 90 days 131,946 228,767 132,185 229,559 From 91 to 120 days 245,063 242,688 245,407 243,256 From 121 to 180 days 255,012 276,103 255,408 276,446 From 181 to 360 days 154,846 226,600 154,988 226,600 Over 360 days 266,907 492,367 266,979 492,367 Total Past Due 2,180,212 2,522,535 2,183,021 2,526,366 Total 5,075,660 5,482,816 5,133,349 5,489,436 (c) Allowance for doubtful accounts (“ADA”) Individual Consolidated Changes in assets January to June 2026 January to June 2025 January to June 2026 January to June 2025 Balance at the beginning of 817,443 1,248,208 817,443 1,248,208 Recognition of allowance 58,604 53,301 59,066 53,301 Recoveries (60,685) (76,955) (60,685) (76,955) Balance at the end of year 815,362 1,224,554 815,824 1,224,554 Individual Reconciliation of estimated / historical losses in profit or loss - accounts receivable and related parties April to June 2026 January to June 2026 April to June 2025 January to June 2025 Write-offs (88,255) (205,602) (145,132) (346,377) Losses with state entities - related parties (11,984) (12,829) (420) (799) Losses with the private sector/government entities (85,874) (58,604) (84,052) (53,301) Recoveries 23,256 60,685 42,489 76,955 Amount recorded as expense (Note 32) (162,857) (216,350) (187,115) (323,522) Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Consolidated Reconciliation of estimated / historical losses in profit or loss - accounts receivable and related parties April to June 2026 January to June 2026 April to June 2025 January to June 2025 Write-offs (88,515) (205,988) (145,409) (346,946) Losses with state entities - related parties (12,003) (12,847) (420) (799) Losses with the private sector/government entities (86,352) (59,066) (84,052) (53,301) Recoveries 23,256 60,685 42,489 76,955 Amount recorded as expense (Note 32) (163,614) (217,216) (187,392) (324,091) The Company does not have customers individually accounting for 10% or more of its total revenues. (d) Registered warrants SABESP has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are covered in full by ADA, and the restated corresponding amounts appraised according to the respective registered warrants are not recognized due to uncertainties about their realization. Accordingly, the reversal of the ADA for the original bills and their restatement are recognized when uncertainties related to their realization are mitigated, i.e. when the realizable value is determinable due to the predictability of the commencement of their receipt, without uncertainties or relevant discussions about the amounts involved or through negotiation with third parties. Additionally, SABESP negotiated registered warrants related to overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which remain suspended for serving as collateral for the provision of services in these municipalities. As of June 30, 2026, SABESP had recognized registered warrants (precatórios) totaling R$150,992 (R$814,290 as of December 31, 2025). This amount is included in the Company's total trade and other receivables balance of R$4,927,766 at the individual and R$4,985,455 on a Consolidated basis as of June 30, 2026. During the second quarter of 2026, the Company received proceeds of R$661,723, net of income tax. Subsequent to the reporting date of these interim financial statements, the Company received an additional R$144,070, net of income tax. 11 Related-party balances and transactions (a) São Paulo State (i) Accounts receivable, interest on equity, revenue, expenses and financial receipts Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Current Accounts receivable: Sanitation services 188,096 163,759 188,235 163,865 Allowance for losses (55,582) (42,753) (55,600) (42,753) Reimbursement of additional retirement and pension benefits paid (G0): Monthly flow 19,913 32,141 19,913 32,141 GESP Agreement – 2015 131,153 123,135 131,153 123,135 Total current 283,580 276,282 283,701 276,388 Non-current Agreement for the installment payment of sanitation services 1,361 1,361 1,361 1,361 Reimbursement of additional retirement and pension benefits paid GESP Agreement – 2015 843,212 861,421 843,212 861,421 Total non-current 844,573 862,782 844,573 862,782 Total receivable 1,128,153 1,139,064 1,128,274 1,139,170 Assets: Sanitation services 133,875 122,367 133,996 122,473 Reimbursement of additional retirement and pension benefits paid 994,278 1,016,697 994,278 1,016,697 Total 1,128,153 1,139,064 1,128,274 1,139,170 Liabilities: Dividends and interest on capital payable 428,681 428,681 428,681 428,681 Individual April to June 2026 January to June 2026 April to June 2025 January to June 2025 Revenue from sanitation services 226,234 493,139 293,807 515,015 Payments received from related parties (168,552) (376,177) (234,038) (442,410) Reimbursement received referring to Law No. 4,819/1958 (52,396) (112,908) (56,216) (192,694) Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated Consolidated April to June 2026 January to June 2026 April to June 2025 January to June 2025 Revenue from sanitation services 226,275 493,254 293,889 515,264 Payments received from related parties (168,552) (376,177) (234,038) (442,410) Reimbursement received referring to Law No. 4,819/1958 (52,396) (112,908) (56,216) (192,694) The information below refers to the Individual and Consolidated balances and transactions. (ii) Disputed amounts As of June 30, 2026, and December 31, 2025, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law No. 4,819/1958), totaled R$ 1,874,742 and R$ 1,808,631, respectively, and an ADA was recognized for the total amount. (iii) Actuarial Liability The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0. As of June 30, 2026, and December 31, 2025, the amounts corresponding to such actuarial liability were R$ 2,045,991 and R$ 2,140,161, respectively. Of the total paid, the São Paulo State reimburses approximately 50%. For detailed information on additional retirement and pension benefits, see Note 26. (iv) Agreements with reduced tariffs for Federal, State and Municipal Entities that join the Rational Water Use Program (“PURA”) The Company maintains joinder agreements to the PURA Program with public entities operating in the São Paulo State. The purpose of the program is to promote the conscious use of water, granting participating entities a 25% tariff discount, provided that they are in a regular situation of compliance and meet the established goals. (v) Guarantees The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees, see Note 17. (vi) State Fund for Water Resources (“FEHIDRO”) The Company had financing agreements under FEHIDRO. The funds are aimed at the execution of works and sewage services. As of June 30, 2026, the balance of these financings was R$ 1,089, recorded under the “Other” line in borrowings and financing (R$ 938 as of December 31, 2025). (b) Non-operating assets As of June 30, 2026 and December 31, 2025, the Company had an amount of R$ 1.881 and R$ 3.521, respectively, related to land and lent structures under free lease agreements. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 40 (c) SABESPREV The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial commitment recognized until June 30, 2026 was R$ 85,040 (R$ 99,514 as of December 31, 2025). See Note 26. (d) Key Management Personnel Compensation The expenses related to the compensation of key management personnel were the following: Compensation January to June 2026 January to June 2025 Short-term benefits to employees and key management 17,892 14,876 Share-based payments (*) - 22,618 Total compensation 17,892 37,494 (*) Refers to shares granted during the period. See note 28 (c). (e) Águas de Andradina As of June 30, 2026, the balance of principal and interest of the loan agreement entered into between the parties was R$ 5,125, recorded under “Other assets” in current assets (R$ 4,718 in current assets as of December 31, 2025), at DI + 3% p.a. This loan agreement was executed on August 17, 2021 and will be settled with the purchase and sale transaction. (f) Equatorial S.A. In July 2024, Equatorial Participações e Investimentos IV S.A., controlled by Equatorial S.A., acquired shares representing 15% (fifteen percent) of the share capital of SABESP. In December 2024, Equatorial S.A. absorbed its subsidiary, becoming the direct holder of the equity interest in SABESP. As of December 31, 2025, the balance of dividends and interest on equity payable was R$ 348,402, which was fully settled in 2026. (g) SABESP Luxembourg (“SABESP Lux”) On August 1, 2025, the Company issued the 36th issue of simple non-convertible unsecured debentures, in the total amount of 2,815,700, with a unit par value of R$ 1, with maturity in 2030 and a yield of IPCA + 9.28% p.a. Of these debentures, 2,765,700 were acquired by SABESP Lux (98.22% of the total securities of this issue). This transaction involved entering into a derivative instrument swapping the yield for CDI (see Note 19). (h) EMAE EMAE intended to receive credit and financial compensation for alleged past and future losses of electricity generation due to water abstraction and compensation for costs already incurred and to be incurred with the operation, maintenance and inspection of Guarapiranga and Billings reservoirs used by SABESP in its operations. On October 21, 2016, a Private Instrument of Transaction and Other Covenants was signed, with the purpose of definitively ending the disputes, and SABESP remained authorized to use said reservoirs. As of June 30, 2026, the outstanding balance of the agreement amounted to R$ 10,413 and R$ 114,059 (R$ 9,745 and R$ 105,884 as of December 31, 2025), recognized under “Other obligations” in the Company’s current and non-current liabilities, respectively. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 41 As a result of the acquisition of EMAE’s control, consummated on January 26, 2026 (see note 4), the balances and obligations arising from this agreement, as transactions between companies that are part of the same economic group, are fully eliminated in the consolidated financial statements. 12 Investments The following are events in the year that are related to investees: SABESP Participações S.A. On January 30, 2026, SABESP Participações S.A., a wholly-owned subsidiary of the Company, approved a capital increase of R$ 15,648, through the issue of 15,648,701 common shares, subscribed and paid in by the Company. The payment was made through the verification of the equity interests previously held directly by the Company in the affiliates Águas de Andradina S.A. and Águas de Castilho S.A., corresponding to 30% of the capital of each company, valued at book value, based on a report prepared by an independent appraiser, pursuant to Law No. 6,404/76. Of the total, R$ 12,201 refer to the interest in Águas de Andradina S.A. and R$ 3,447 to the interest in Águas de Castilho S.A. As a result of this transaction, SABESP began to indirectly hold such investments through SABESP Participações. Refers to an intra-group corporate reorganization, which did not result in an effect on the Company’s cash, shareholders’ equity or consolidated results. EMAE With the EMAE control acquisition, as well as with the additional acquisition of shares held by non-controlling shareholders, in January and May 2026, the Company became the holder of 79.68% of said company. For further details, see Note 4. Águas de Castilho On May 30, 2026, the interest in the joint venture, Águas de Castilho, increased from 30% to 100% and Águas de Castilho became a subsidiary on this date (see Note 4). Águas de Castilho operates in the provision of public water supply and sewage services in the Municipality of Castilho, State of São Paulo. The company is not a listed entity. SABESP holds equity interest valued under the equity method in the following investees: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 42 Direct interest Indirect interest Equity Profit for the period Name Country Business Relationship June 30, 2026 December 31, 2025 June 30, 2026 June 30, 2026 December 31, 2025 June 30, 2026 January to June 2026 Sesamm Brazil Sanitation Affiliate 36.00% 36.00% — % 103,209 91,455 11,754 9,919 Águas de Andradina (*) Brazil Sanitation Joint venture — % 30.00% 30.00% 43,347 41,291 3,126 2,024 Águas de Castilho (*) Brazil Sanitation Subsidiary — % 30.00% 100.00% 13,113 12,060 1,742 3,414 Attend Ambiental Brazil Sanitation Affiliate 45.00% 45.00% — % 71,057 60,961 19,534 21,234 Aquapolo Ambiental Brazil Sanitation Affiliate 49.00% 49.00% — % 168,062 143,988 24,074 20,732 Paulista Geradora de Energia Brazil Sanitation Affiliate 25.00% 25.00% — % 22,153 22,769 (834) (403) Cantareira SP Energia Brazil Sanitation Affiliate 49.00% 49.00% — % 11,233 10,975 259 45 Barueri Energia Renovável Brazil Sanitation Affiliate 20.00% 20.00% — % 251,783 252,212 (429) (1,503) SABESP Luxembourg Luxembourg Financing Subsidiary 100.00% 100.00% — % 8,637 8,452 648 (75) SABESP Participações Brazil Holding Subsidiary 100.00% 100.00% — % 115,816 85,001 15,166 — SABESP Olímpia Brazil Sanitation Subsidiary 100.00% 100.00% — % 169,320 162,670 6,650 2,455 EMAE Brazil Electricity Subsidiary 79.68% — % — % 671,551 — 76,729 — Concessionária Sabesp URAE-1 Brazil Sanitation Subsidiary 100.00% 100.00% — % 1 1 — — (*) Interest directly held by Sabesp Participações. The balances of investments and the respective changes are as follows: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 43 Individual Investments Additions Write-off Dividends Comprehensive income Equity Accounting June 30, 2026 December 31, 2025 January to June 2026 January to June 2026 January to June 2026 January to June 2026 January to June 2026 (*) January to June 2025 Sesamm 37,155 32,924 — — — — 4,231 — 3,570 Águas de Andradina — 12,387 — (12,201) — — (186) — 608 Águas de Castilho — 3,618 — (3,447) — — (171) — 1,024 Attend Ambiental 31,976 27,433 — — (4,247) — 8,790 — 9,555 Aquapolo Ambiental 82,351 70,555 — — — — 11,796 — 10,158 Paulista Geradora de Energia 5,539 5,693 — — — — (208) 54 (100) Cantareira SP Energia 5,505 5,378 — — — — 127 — 23 Barueri Energia Renovável 50,357 50,443 — — — — (86) — (301) SABESP Luxembourg 8,638 8,452 — — — (462) 648 — (75) SABESP Participações 115,816 85,001 15,649 — — — 15,166 — — SABESP Olímpia 169,320 162,670 — — — — 6,650 — 2,455 EMAE 535,093 — 474,162 — — 1,450 59,480 1 — SABESP URAE-1 1 1 — — — — — — — Total 1,041,751 464,555 489,811 (15,648) (4,247) 988 106,237 55 26,917 Other investments (**) 533,990 29,533 Total 1,575,741 494,088 (*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2025 were issued after the disclosure of SABESP’s financial statements. (**) Of the amount shown in this line, R$ 504,910 refers to the goodwill/identifiable asset acquired in the EMAE acquisition. See Note 4 for further details. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 44 Consolidated Investments Additions Dividends Reclassification (**) Equity Accounting June 30, 2026 December 31, 2025 January to June 2026 January to June 2026 January to June 2026 January to June 2026 (*) January to June 2025 Sesamm 37,155 32,924 — — 4,231 — 3,570 Águas de Andradina 13,005 12,387 — (320) — 938 — 608 Águas de Castilho — 3,618 8,920 (207) (12,743) 412 — 1,024 Attend Ambiental 31,976 27,433 — (4,247) — 8,790 — 9,555 Aquapolo Ambiental 82,351 70,555 — — — 11,796 — 10,158 Paulista Geradora de Energia 5,539 5,693 — —— — (208) 54 (100) Cantareira SP Energia 5,505 5,378 — — — 127 — 23 Barueri Energia Renovável 50,357 50,443 — — — (86) — (301) Total 225,888 208,431 8,920 (4,774) (12,743) 26,000 54 24,537 Other investments 29,080 45,927 Total 254,968 254,358 (*) The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2025 were issued after the disclosure of SABESP’s financial statements. (**) The Company acquired control of the investee on May 30, 2026, as presented in note 4. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 45 13 Contract asset and other concession assets Individual December 31, 2025 Additions (i) Transfers Transfers to intangible assets (ii) Transfer to the concession’s financial assets June 30, 2026 Contract asset and other concession assets 11,006,489 8,804,366 9,764 (641,337) (183,644) 18,995,638 Consolidated December 31, 2025 Additions (i) Transfers Transfers to intangible assets (ii) Transfer to the concession’s financial assets Business combination June 30, 2026 Contract asset and other concession assets 11,018,516 8,805,407 9,764 (641,334) (183,649) 492 19,009,196 Individual December 31, 2024 Additions Transfers Transfers to intangible assets Transfer to the concession’s financial assets June 30, 2025 Contract asset and other concession assets 4,872,410 6,359,931 3 (1,580,329) (574,482) 9,077,533 Consolidated December 31, 2024 Additions Transfers Transfers to intangible assets Transfer to the concession’s financial assets Business combination June 30, 2025 Contract asset and other concession assets 4,877,667 6,362,605 3 (1,580,329) (574,482) — 9,085,464 Other concession assets (changes) Individual Consolidated Other additions (iv) 1,614,093 1,614,105 Construction revenue (Note 31) 7,190,273 7,191,302 Total additions 8,804,366 8,805,407 (i) The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Guarujá, in the amounts of R$ 2,178,012, R$ 620,963 and R$ 252,278, respectively. Furthermore, the Company recognizes in the additions other concession assets: (ii) The largest transfers in the period were located in the municipalities of São Paulo, Guarulhos, and Barueri, totaling R$ 363,558, R$ 71,168, and R$ 22,402, respectively. (iii) The largest works are located in the municipalities of São Paulo, Guarulhos and Praia Grande, totaling R$ 5,072,666, R$ 1,318,716 and R$ 507,556, respectively. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 46 (iv) Refers to other additions that did not have construction revenue as a corresponding offset, consisting mainly of advances to construction projects, in the amount of R$ 1,413,388, inventories, software, and others in the amount of R$ 200.705. (v) Note 31, in the consolidated financial statements, includes an amount of R$58,270 related to EMAE's construction revenue, for which there is no corresponding contract asset balance. See Note 24 for further details. As of June 30, 2026, and December 31, 2025, the contract asset and other concession assets had no amounts recognized as right-of-use leases. (a) Capitalization of interest and other finance charges The Company capitalizes interest, inflation adjustments, and exchange rate changes in contract assets and other concession assets during the construction period. From January to June 2026, the Company capitalized R$ 486,635 (R$ 408,078 from January to June 2025). (b) Expropriations As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or in court. The costs of such expropriations are recorded in the contract asset and other concession assets during the execution of the works. From April to June and from January to June 2026, the total amount referring to expropriations was R$ 427 e R$ 11,365, respectively (from April to June and from January to June 2025 – R$ 3,245 e R$ 17,691, respectively). 14 Intangible assets (a) Statement of financial position details Individual June 30, 2026 December 31, 2025 Cost Amortization Net Cost Amortization Net Intangible assets arising from: Concession agreements - others 135,347 (62,633) 72,714 135,470 (60,381) 75,089 Contract Commitments (i) 4,437,857 (772,382) 3,665,475 4,437,857 (707,736) 3,730,121 Concession Agreements - URAE-1 69,923,137 (24,526,154) 45,396,983 69,281,545 (23,335,074) 45,946,471 Software license of use 1,696,774 (1,236,320) 460,454 1,696,773 (1,145,671) 551,102 Right of use – other assets 240,646 (219,582) 21,064 240,646 (188,678) 51,968 Total 76,433,761 (26,817,071) 49,616,690 75,792,291 (25,437,540) 50,354,751 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 47 Consolidated June 30, 2026 December 31, 2025 Cost Amortization Net Cost Accumulated Amortization Net Intangible assets arising from: Concession agreements - New contracts 148,903 (13,200) 135,703 148,000 (10,275) 137,725 Concession agreements - Others 154,081 (68,884) 85,197 135,470 (60,381) 75,089 Contract Commitments (i) 4,437,857 (772,382) 3,665,475 4,437,857 (707,736) 3,730,121 Concession Agreements - URAE-1 69,923,143 (24,526,154) 45,396,989 69,281,545 (23,335,074) 45,946,471 Software license of use 1,729,063 (1,249,506) 479,557 1,696,773 (1,145,671) 551,102 Right of use – other assets 241,141 (219,987) 21,154 240,646 (188,681) 51,965 Goodwill/Identifiable asset 536,138 — 536,138 — — — Total 77,170,326 (26,850,113) 50,320,213 75,940,291 (25,447,818) 50,492,473 (i) With the enactment of the Basic Sanitation Law in 2007, contract renewals began to be executed through program agreements, under which the Company assumed assets and socio environmental obligations and recognized them as intangible assets, which are amortized on a straight-line basis over the term of the agreements. (b) Changes Individual December 31, 2025 Transfer of contract asset and other concession assets Transfers Write-offs and disposals Amortization June 30, 2026 Intangible assets arising from: Concession agreements – Others 75,089 249 (2) — (2,622) 72,714 Contract Commitments 3,730,121 — — — (64,646) 3,665,475 Concession agreements URAE-1 (*) 45,946,471 641,088 12,679 (393) (1,202,862) 45,396,983 Software license of use 551,102 — — — (90,648) 460,454 Right of use – other assets 51,968 — — — (30,904) 21,064 Total 50,354,751 641,337 12,677 (393) (1,391,682) 49,616,690 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 48 Consolidated December 31, 2025 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization Business combination (Note 4) June 30, 2026 Intangible assets arising from: Concession agreements - New contracts 137,725 — — — — (2,469) 447 135,703 Concession agreements - Others 75,089 135 249 (5) — (2,707) 12,436 85,197 Contract Commitments 3,730,121 — — — — (64,646) — 3,665,475 Concession agreements URAE-1 (*) 45,946,471 — 641,085 12,682 (389) (1,202,860) — 45,396,989 Software license of use 551,102 339 — — — (91,136) 19,252 479,557 Right of use – other assets 51,965 — — — — (30,922) 111 21,154 Goodwill/Identifiable asset — — — — — — 536,138 536,138 Total 50,492,473 474 641,334 12,677 (389) (1,394,740) 568,384 50,320,213 (*) As of June 30, 2026, the lines concession agreement – URAE-1 included leases totaling R$ 175,388 (R$ 154,449 as of December 31, 2025). Also on this date, the accounting balance of intangible assets, contract assets, and financial assets of the concession aimed at URAE-1 amounted to R$ 84,857,659, accounting for 92.04% of the consolidated amount. Individual December 31, 2024 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization Transfer to Financial Assets June 30, 2025 Intangible assets arising from: Concession agreements – Others 59,492 — 1,349 24 — (2,152) — 58,713 Contract Commitments 3,849,759 — — — — (64,237) — 3,785,522 Concession agreements URAE-1 (*) 39,956,194 1,865 2,126,334 18,221 (2,708) (902,275) (574,482) 40,623,149 Software license of use 638,287 — 27,128 — — (95,942) — 569,473 Right of use – other assets 124,736 541 — — — (37,517) — 87,760 Total 44,628,468 2,406 2,154,811 18,245 (2,708) (1,102,123) (574,482) 45,124,617 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 49 Consolidated December 31, 2024 Additions Transfer of contract asset Transfers Write-offs and disposals Amortization Transfer to Financial Assets June 30, 2025 Intangible assets arising from: Concession agreements - New contracts 142,656 — — — — (2,467) — 140,189 Concession agreements - Others 59,492 — 1,349 24 — (2,152) — 58,713 Contract Commitments 3,849,759 — — — — (64,237) — 3,785,522 Concession agreements URAE-1 (*) 39,956,194 1,865 2,126,334 18,221 (2,708) (902,275) (574,482) 40,623,149 Software license of use 638,287 — 27,128 — — (95,942) — 569,473 Right of use – other assets 124,736 541 — — — (37,517) — 87,760 Total 44,771,124 2,406 2,154,811 18,245 (2,708) (1,104,590) (574,482) 45,264,806 (*) As of June 30, 2025, the line URAE-1 concession agreement included leases totaling R$ 320,509 (R$ 338,740 as of December 31, 2024), respectively. (c) Amortization of intangible assets The average amortization rate was 3.5% and 2.6% as of June 30, 2026 and 2025, respectively. (d) Leases and right of use Individual and Consolidated Nature June 30, 2026 December 31, 2025 Leases - Concession agreement URAE-1 Cost 404,978 405,245 Accumulated amortization (229,590) (250,796) (=) Net 175,388 154,449 Right of use - Other assets Vehicles 216,428 216,428 Properties 24,142 24,142 Equipment 76 76 Accumulated amortization (219,547) (188,678) (=) Net 21,099 51,968 Total - Leases and right of use 196,487 206,417 The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see liabilities in Note 17. The table below shows the impact on the Company’s profit or loss: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 50 Individual and Consolidated June 30, 2026 June 30, 2025 Right of use amortization (34,019) (55,748) Financial result – Interest expense and inflation adjustment (61,577) (68,725) Expenses of short-term and low-value leases (12,996) (14,786) Decrease in profit for the period (108,592) (139,259) (e) Performance Agreements The accounting balances of current agreements recorded in the contract assets and other concession assets and intangible assets are as follows: Individual and Consolidated June 30, 2026 December 31, 2025 Contract asset and other concession assets 328,382 601,064 Intangible assets 689,675 1,077,363 Total 1,018,057 1,678,427 As of June 30, 2026, and December 31, 2025, the obligations assumed by the Company are as follows: Individual and Consolidated June 30, 2026 December 31, 2025 Current liabilities Non-current liabilities Total liabilities Current liabilities Non-current liabilities Total liabilities Performance Agreements 190,977 2,133 193,110 120,776 6,151 126,927 15 Financial asset of the concession With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, resulting in a single agreement covering 371 municipalities with a new expiration date in 2060, which provided greater legal security and granted an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible investments and not fully amortized by the end of the agreement must be compensated. The impacts of Income and Social Contribution Taxes and PIS and Cofins are deferred until the time of their realization. The change in the balance of the concession’s financial asset is as follows: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 51 Individual December 31, 2025 Transfer of contract asset (a) Financial Asset of the Concession - Restatement (b) June 30, 2026 Financial asset of the concession Concession Agreement - URAE-1 21,665,330 183,644 817,909 22,666,883 Consolidated December 31, 2025 Transfer of contract asset (a) Financial Asset of the Concession - Restatement (b) Business combination (Note 4) June 30, 2026 Financial asset of the concession Concession Agreement - URAE-1 21,665,330 183,649 817,909 — 22,666,688 Other - EMAE — — — 195,375 195,375 Total 21,665,330 183,649 817,909 195,375 22,862,263 Individual and Consolidated December 31, 2024 Transfer of contract asset (a) Financial Asset of the Concession - Restatement (b) June 30, 2025 Financial asset of the concession Concession Agreement - URAE-1 17,601,626 574,482 692,436 18,868,544 (a) Correspond to transfers (bifurcation) of contract assets and other concession assets to the concession’s financial asset, which were previously recognized at their cost; (b) Review of the financial asset considering the restatement using the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated. 16 Property, plant, and equipment (a) Statement of financial position details Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 52 Individual June 30, 2026 December 31, 2025 Cost Depreciation Net Useful life Cost Depreciation Net Useful life Land 106,924 (367) 106,557 — % 94,001 — 94,001 — % Buildings 132,970 (50,329) 82,641 50 years 134,818 (49,179) 85,639 50 years Equipment 636,982 (370,553) 266,429 5-20 years 629,653 (346,037) 283,616 5-20 years Transportation equipment 140,633 (25,065) 115,568 10 years 126,689 (18,394) 108,295 10 years Furniture and fit 41,693 (20,289) 21,404 15 years 41,465 (19,141) 22,324 15 years Energy generation infrastructure 165,100 (18,873) 146,227 15-20 years 165,100 (18,084) 147,016 15-20 years Other 3,713 (683) 3,030 20 years 7,278 (620) 6,658 20 years Property, plant and equipment in 171,303 — 171,303 — % 143,242 — 143,242 — % Deactivations in progress 3,548 — 3,548 — % — — — — % Total 1,402,866 (486,159) 916,707 — 1,342,246 (451,455) 890,791 — Consolidated June 30, 2026 December 31, 2025 Cost Depreciation Net Useful life Cost Depreciation Net Useful life Land 111,207 (367) 110,840 — % 94,001 — 94,001 — % Buildings 175,699 (50,919) 124,780 50 years 134,818 (49,179) 85,639 50 years Equipment 688,025 (372,083) 315,942 5-20 years 629,653 (346,037) 283,616 5-20 years Transportation equipment 140,706 (25,070) 115,636 10 years 126,689 (18,394) 108,295 10 years Furniture and fixtures 41,958 (20,305) 21,653 15 years 41,465 (19,141) 22,324 15 years Energy generation infrastructure 165,100 (18,873) 146,227 15-20 years 165,100 (18,084) 147,016 15-20 years Reservoir, dams and pipelines 39,774 (3,711) 36,063 50 years — — — — Other 13,601 (2,102) 11,499 20 years 7,278 (620) 6,658 20 years Property, plant and equipment i 256,308 — 256,308 — % 143,242 — 143,242 — % Deactivations in progress 3,548 — 3,548 — % — — — — % Total 1,635,926 (493,430) 1,142,496 — 1,342,246 (451,455) 890,791 — (b) Changes Individual December 31, 2025 Additions Transfers Write-offs and disposals Depreciation June 30, 2026 Land 94,001 — 12,556 — — 106,557 Buildings 85,639 — (739) (1,149) (1,110) 82,641 Equipment 283,616 — 2,509 (36) (19,660) 266,429 Transportation equipment 108,295 — 13,840 — (6,567) 115,568 Furniture and fixtures 22,324 — 244 (9) (1,155) 21,404 Energy generation infrastructure 147,016 — 4,663 — (5,452) 146,227 Other 6,658 — (3,537) — (91) 3,030 Property, plant and equipment i 143,242 66,417 (38,356) — — 171,303 Deactivations in progress — — 3,548 — — 3,548 Total 890,791 66,417 (5,272) (1,194) (34,035) 916,707 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 53 Consolidated December 31, 2025 Additions Transfers Write-offs and disposals Depreciation Business combination June 30, 2026 Land 94,001 — 12,556 — — 4,283 110,840 Buildings 85,639 — (739) (997) (1,852) 42,729 124,780 Equipment 283,616 — 2,509 (36) (21,190) 51,043 315,942 Transportation equipment 108,295 — 13,840 — (6,571) 72 115,636 Furniture and fixtures 22,324 — 244 (9) (1,171) 265 21,653 Energy generation infrastructure 147,016 — 4,663 — (5,452) — 146,227 Reservoir, dams and pipelines — — — — (3,711) 39,774 36,063 Other 6,658 — (3,537) (3) (1,035) 9,416 11,499 Property, plant and equipment in progress 143,242 89,753 (38,356) — — 61,669 256,308 Deactivations in progress — — 3,548 — — — 3,548 Total 890,791 89,753 (5,272) (1,045) (40,982) 209,251 1,142,496 Individual and Consolidated December 31, 2024 Additions Transfers Write-offs and disposals Depreciation June 30, 2025 Land 94,751 62 (370) — — 94,443 Buildings 88,322 1,587 (619) — (1,051) 88,239 Equipment 171,875 15,232 7,492 (74) (13,888) 180,637 Transportation equipment 23,600 52,823 4,195 — (2,523) 78,095 Furniture and fixtures 23,600 1,278 1,950 (89) (557) 26,182 Other 159,400 16,027 1,269 — (4,305) 172,391 Total 561,548 87,009 13,917 (163) (22,324) 639,987 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 54 17 Borrowings and financing Borrowings and financing outstanding balance Individual June 30, 2026 December 31, 2025 Financial institution Current Non-current Total Current Non-current Total Local currency Debentures 2,769,993 25,426,918 28,196,911 2,764,582 20,230,117 22,994,699 Brazilian Federal Savings Bank 138,764 1,433,250 1,572,014 134,275 1,495,481 1,629,756 BNDES 256,678 446,526 703,204 259,341 564,501 823,842 IDB 298,509 2,536,482 2,834,991 307,349 2,680,484 2,987,833 IFC (*) 25,300 1,994,813 2,020,113 64,450 2,645,882 2,710,332 Leases (concession) 80,914 109,069 189,983 84,214 110,214 194,428 Leases (others) 63,494 7,609 71,103 72,440 9,627 82,067 Other 484 605 1,089 616 328 944 Interest 1,185,988 — 1,185,988 1,139,091 — 1,139,091 Total in local currency 4,820,124 31,955,272 36,775,396 4,826,358 27,736,634 32,562,992 Foreign currency IDB 61,078 998,745 1,059,823 56,573 973,833 1,030,406 IBRD 31,472 1,186,482 1,217,954 33,453 1,112,127 1,145,580 JICA 136,619 1,637,961 1,774,580 150,779 1,965,688 2,116,467 IFC — 3,108,805 3,108,805 — 3,380,431 3,380,431 A/B Blue Bonds — 7,863,705 7,863,705 — — — Interest 278,352 — 278,352 65,727 — 65,727 Total in foreign currency 507,521 14,795,698 15,303,219 306,532 7,432,079 7,738,611 Total borrowings and financing 5,327,645 46,750,970 52,078,615 5,132,890 35,168,713 40,301,603 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 55 Borrowings and financing outstanding balance Consolidated June 30, 2026 December 31, 2025 Financial institution Current Non-current Total Current Non-current Total Local currency Debentures 2,769,993 22,464,381 25,234,374 2,764,582 17,282,427 20,047,009 Brazilian Federal Savings Bank 138,764 1,433,250 1,572,014 134,275 1,495,481 1,629,756 BNDES 256,957 446,875 703,832 259,341 564,501 823,842 IDB 298,509 2,536,482 2,834,991 307,349 2,680,484 2,987,833 IFC (*) 25,300 1,994,813 2,020,113 64,450 2,645,882 2,710,332 Leases (concession) 81,009 109,069 190,078 84,214 110,214 194,428 Leases (others) 64,733 10,366 75,099 72,440 9,627 82,067 Other 484 605 1,089 616 328 944 Interest 1,092,879 — 1,092,879 1,033,884 — 1,033,884 Total in local currency 4,728,628 28,995,841 33,724,469 4,721,151 24,788,944 29,510,095 Foreign currency IDB 61,078 998,745 1,059,823 56,573 973,833 1,030,406 IBRD 31,472 1,186,482 1,217,954 33,453 1,112,127 1,145,580 JICA 136,619 1,637,961 1,774,580 150,779 1,965,688 2,116,467 IFC — 3,108,805 3,108,805 — 3,380,431 3,380,431 A/B Blue Bonds — 7,863,705 7,863,705 — — — Blue Bonds — 2,576,432 2,576,432 — 2,828,508 2,828,508 Interest 332,034 — 332,034 130,860 — 130,860 Total in foreign currency 561,203 17,372,130 17,933,333 371,665 10,260,587 10,632,252 Total borrowings and financing 5,289,831 46,367,971 51,657,802 5,092,816 35,049,531 40,142,347 (*) The financing is a syndicate led by IFC, composed of the following financial institutions: Bank of Baroda, Bank of China, BBVA, BofA, Citi, Credit Agricole, ICBC. Quotes as of June 30, 2026: US$ – R$ 5.1766; Yen – R$ 0.03184; EUR - R$ 5.9106 (as of December 31, 2025: US$ – R$ 5.5024; Yen – R$ 0.03514; Euro – R$ 6.4692). Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 56 Payment schedule – accounting balances as of June 30, 2026 Payment Schedule Individual July to December, 2026 2027 2028 2029 2030 2031 2032 to 2048 Total Local currency Debentures 2,644,993 1,213,525 447,508 1,110,753 4,589,013 3,221,712 14,969,407 28,196,911 Brazilian Federal Savings Bank 68,332 143,014 151,785 157,811 155,423 141,226 754,423 1,572,014 BNDES 130,233 249,684 88,497 35,838 35,838 35,838 127,276 703,204 IDB 153,674 289,669 359,999 330,039 265,949 265,949 1,169,712 2,834,991 IFC 12,650 30,600 63,850 97,100 183,000 407,800 1,225,113 2,020,113 Leases 61,257 9,449 17,995 23,842 12,692 19,874 115,977 261,086 Other 242 484 363 — — — — 1,089 Interest and other charges 1,185,988 — — — — — — 1,185,988 Total in local currency 4,257,369 1,936,425 1,129,997 1,755,383 5,241,915 4,092,399 18,361,908 36,775,396 Foreign currency IDB 30,539 61,077 61,077 61,077 61,077 61,077 723,899 1,059,823 IBRD 15,736 31,472 31,472 83,567 83,567 83,567 888,573 1,217,954 JICA 68,310 182,087 227,554 227,554 157,870 157,870 753,335 1,774,580 IFC — — — 1,556,071 1,552,734 — — 3,108,805 Bonds - Sabesp — — — — — 4,400,110 3,463,595 7,863,705 Interest and other charges 278,352 — — — — — — 278,352 Total in foreign currency 392,937 274,636 320,103 1,928,269 1,855,248 4,702,624 5,829,402 15,303,219 Total 4,650,306 2,211,061 1,450,100 3,683,652 7,097,163 8,795,023 24,191,310 52,078,615 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 57 Payment Schedule Consolidated July to December, 2026 2027 2028 2029 2030 2031 2032 to 2048 Total Local currency Debentures 2,644,993 1,213,525 447,508 1,110,753 1,626,476 3,221,712 14,969,407 25,234,374 Brazilian Federal Savings Bank 68,332 143,014 151,785 157,811 155,423 141,226 754,423 1,572,014 BNDES 130,512 250,033 88,497 35,838 35,838 35,838 127,276 703,832 IDB 153,674 289,669 359,999 330,039 265,949 265,949 1,169,712 2,834,991 IFC 12,650 30,600 63,850 97,100 183,000 407,800 1,225,113 2,020,113 Leases 62,164 10,501 18,923 24,659 13,079 19,874 115,977 265,177 Other 242 484 363 — — — — 1,089 Interest and other charges 1,092,879 — — — — — — 1,092,879 Total in local currency 4,165,446 1,937,826 1,130,925 1,756,200 2,279,765 4,092,399 18,361,908 33,724,469 Foreign currency IDB 30,539 61,077 61,077 61,077 61,077 61,077 723,899 1,059,823 IBRD 15,736 31,472 31,472 83,567 83,567 83,567 888,573 1,217,954 JICA 68,310 182,087 227,554 227,554 157,870 157,870 753,335 1,774,580 IFC — — — 1,556,071 1,552,734 — — 3,108,805 Bonds - Sabesp — — — — — 4,400,110 3,463,595 7,863,705 Blue Bonds — — — — 2,576,432 — — 2,576,432 Interest and other charges 332,034 — — — — — — 332,034 Total in foreign currency 446,619 274,636 320,103 1,928,269 4,431,680 4,702,624 5,829,402 17,933,333 Total 4,612,065 2,212,462 1,451,028 3,684,469 6,711,445 8,795,023 24,191,310 51,657,802 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 58 Changes Changes Individual December 31, 2025 Funding Borrowing costs Inflation adjustment and exchange rate Inflation adjustment/Exchange rate change - capitalized Interest Paid Amortization Accrued interest Provision for interest and charges - capitalized Expenses with borrowing costs Fair value June 30, 2026 Local currency Debentures 23,920,841 6,292,086 (160,756) 398,483 60,410 (1,372,698) (625,000) 1,183,903 281,659 21,994 (785,009) 29,215,913 Brazilian Federal Savings Bank 1,634,323 40,869 — (12,898) 7,215 (33,762) (92,927) 28,333 3,504 — — 1,574,657 BNDES 826,580 — — 9,823 1,529 (29,844) (132,211) 25,084 4,210 221 — 705,392 IDB 3,136,210 — — — — (227,159) (153,674) 170,608 43,543 833 — 2,970,361 IFC 2,767,605 — — — — (188,705) (697,800) 137,816 20,405 7,581 — 2,046,902 Leases (concession) 194,427 — — — — 20,721 (46,128) 20,963 — — — 189,983 Leases (others) 82,068 — — — — — (25,254) 14,290 — — — 71,104 Other 938 768 — — — (17) (622) 15 2 — — 1,084 Total in local currency 32,562,992 6,333,723 (160,756) 395,408 69,154 (1,831,464) (1,773,616) 1,581,012 353,323 30,629 (785,009) 36,775,396 Foreign currency IDB 1,037,182 141,370 (78) (66,188) 2,866 (23,067) (25,250) 29,655 12,227 799 (24,102) 1,085,414 IBRD 1,160,707 193,630 (782) (68,971) — (25,665) (15,823) 29,336 — 388 (36,069) 1,236,751 JICA 2,125,285 — — (201,833) (448) (16,253) (72,268) 16,987 36 537 (67,876) 1,784,167 IFC 3,415,437 — — (245,454) 8,532 (75,456) — 31,688 40,945 1,892 (36,596) 3,140,988 A/B Blue Bonds — 7,845,150 (111,121) (80,250) — — — 192,193 — 5,703 204,224 8,055,899 Total in foreign currency 7,738,611 8,180,150 (111,981) (662,696) 10,950 (140,441) (113,341) 299,859 53,208 9,319 39,581 15,303,219 Total 40,301,603 14,513,873 (272,737) (267,288) 80,104 (1,971,905) (1,886,957) 1,880,871 406,531 39,948 (745,428) 52,078,615 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 59 Changes Consolidated December 31, 2025 Funding Borrowing costs Inflation adjustment and exchange rate changes Inflation adjustment/Exchange rate change - capitalized Interest Paid Amortization Accrued interest Provision for interest and charges - capitalized Expenses with borrowing costs Other changes Fair value June 30, 2026 Local currency Debentures 20,867,944 6,292,086 (160,756) 300,055 60,410 (1,233,981) (625,000) 1,057,283 281,659 21,994 — (701,427) 26,160,267 Brazilian Federal Savings Bank 1,634,323 40,869 — (12,898) 7,215 (33,762) (92,927) 28,333 3,504 — — — 1,574,657 BNDES 826,580 — — 9,823 1,529 (29,871) (132,211) 25,089 4,210 221 650 — 706,020 IDB 3,136,210 — — — — (227,159) (153,674) 170,608 43,543 833 — — 2,970,361 IFC 2,767,605 — — — — (188,705) (697,800) 137,816 20,405 7,581 — — 2,046,902 Leases (concession) 194,427 — — — — 20,721 (46,148) 20,965 — — 113 — 190,078 Leases (others) 82,068 — — — — — (25,566) 14,617 — — 3,981 — 75,100 Other 938 768 — — — (17) (622) 15 2 — — — 1,084 Total in local currency 29,510,095 6,333,723 (160,756) 296,980 69,154 (1,692,774) (1,773,948) 1,454,726 353,323 30,629 4,744 (701,427) 33,724,469 Foreign currency IDB 1,037,182 141,370 (78) (66,188) 2,866 (23,067) (25,250) 29,655 12,227 799 — (24,102) 1,085,414 IBRD 1,160,707 193,630 (782) (68,971) — (25,665) (15,823) 29,336 — 388 — (36,069) 1,236,751 JICA 2,125,285 — — (201,833) (448) (16,253) (72,268) 16,987 36 537 — (67,876) 1,784,167 IFC 3,415,437 — — (245,454) 8,532 (75,456) — 31,688 40,945 1,892 — (36,596) 3,140,988 A/B Blue Bonds — 7,845,150 (111,121) (80,250) — — — 192,193 — 5,703 — 204,224 8,055,899 Blue Bonds 2,893,641 — — (171,333) — (80,887) — 73,292 — 1,915 — (86,514) 2,630,114 Total in foreign currency 10,632,252 8,180,150 (111,981) (834,029) 10,950 (221,328) (113,341) 373,151 53,208 11,234 — (46,933) 17,933,333 Total 40,142,347 14,513,873 (272,737) (537,049) 80,104 (1,914,102) (1,887,289) 1,827,877 406,531 41,863 4,744 (748,360) 51,657,802 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 60 (a) Main events in the period ended June 30, 2026 38th Debenture Issue In February, the Company raised R$ 6,292 million from the issue of simple unsecured non-convertible debentures, in five series, with the following characteristics: Financing Amount Rate Maturity Hedge Cost 38th issue - 1st series 1,635,679 IPCA + 6.2907% 2036 DI- 1.38% p.a. 38th issue - 2nd series 1,364,730 IPCA + 6.3507% 2038 DI- 1.26% p.a. 38th issue - 3rd series 1,291,677 IPCA + 6.2467% 2041 DI- 1.40% p.a. 38th issue - 4th series 1,000,000 DI + 0.64% 2033 - 38th issue - 5th series 1,000,000 DI + 0.72% 2036 - Total 6,292,086 The agreed covenants are: - Disposal of operating assets, termination of license or loss of concession that, considered alone or together during the term of the agreement, result in a reduction in the Company’s net sales and/or services revenue of more than twenty-five percent (25%). The above limit will be calculated every year, taking into consideration the Company’s net operating income for the year immediately prior and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures. A/B Blue Bonds In January 2026, the Company contracted financing with the Inter-American Investment Corporation, in the total amount of US$ 1,500 million, with the following characteristics: Financing Amount (Currency of origin) Amount (R$) Rate Hedge Cost Maturity AB BOND 5Y 850,000 4,445,585 5.75%% DI + 1.24% p.a. 2031 AB BOND 10Y 500,000 2,615,050 6.5%% DI + 1.99% p.a. 2036 AB BOND 12Y 150,000 784,515 SOFR + 2.75% DI + 1.45% p.a.(i) (i) 2038 Total 1,500,000 7,845,150 (i) A Non-Deliverable Forward (“NDF”) derivative instrument was preliminarily contracted as a pre-hedge for hedging the currency exchange variation of the aforementioned bond. Subsequently, in June 2026, the Company contracted a swap derivative instrument, converting the debt indexed to SOFR + 2.75% into DI+. There are no financial covenants for these financing agreements. (b) Leases The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets against the lease liability. The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (d). Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 61 (c) Covenants The table below present the clauses containing the most restrictive covenants as of June 30, 2026. Covenants Adjusted EBITDA/Adjusted Financial Expense Equal to or higher than 3.50 Adjusted EBITDA/Financial Expense Paid Equal to or higher than 2.35 Adjusted Net Debt/Adjusted EBITDA Equal to or less than 3.00 Net Debt /Adjusted EBITDA Equal to or less than 3.50 Other Onerous Debts (1)/Adjusted EBITDA Equal to or less than 1.00 (1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier. As of June 30, 2026, and December 31, 2025, the Company met the requirements outlined by its borrowings and financing agreements. (d) Borrowings and financing contracted and not yet used Individual and Consolidated Agent June 30, 2026 Brazilian Federal Savings Bank 662 Inter-American Development Bank - IDB 402 International Bank for Reconstruction and Development – IBRD 278 Banco BTG Pactual 949 Other 3 Total 2,294 (*) Brazilian Central Bank’s exchange rate as of June 30, 2026 (US$ 1.00 = R$ 5.1766). The funds from financing contracted have specific purposes and are released for the execution of their respective investments, according to the execution of the works. (e) General information Below is detailed information on the borrowings and financing in force as of June 30, 2026. For a better understanding, the table below consolidates the instruments by financial institution, remuneration, currency of origin and linked guarantees: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 62 Financial institution/Instrument Guarantees Final maturity Annual interest rate Currency IDB — 2029 - 2036 CDI + 0.30% to CDI 1.50% Real IDB Federal Government 2044 SOFR + 1.22% Dollar IDB Federal Government 2035 CDI + 0.86% Real IFC — 2030 SOFR + 1.80% Dollar IFC — 2030 EURIBOR + 1.85% Euro IFC — 2033 - 2034 CDI + 0.2735% to 1.70% Real IBRD Federal Government 2034 - 2048 SOFR + 0.74% and 1.84% Dollar JICA Federal Government 2029 - 2037 0.01% to 2.50% Yen JICA — 2037 2.00%% Yen Debentures — 2026 - 2040 CDI + 0.00% to 1.60% Real Debentures — 2026 - 2041 IPCA + 3.20% to 7.38% Real Brazilian Federal Savings Bank Receivables 2027 - 2042 TR + 5.0% to 8.0% Real BNDES Receivables 2026 - 2035 TJLP + 1.66% to 2.18% Real Blue Bond — 2030 5.63%% Dollar Fehidro — 2028 3.00%% Real A/B Blue Bond — 2031 - 2036 5.75% to 6.50% Dollar A/B Blue Bond — 2038 SOFR + 2.75% Dollar Leases — 2035 IPCA + 7.73% to 10.12% Real Leases — 2042 9.74% to 15.24% Real 18 Financial instruments As of June 30, 2026, the Company had financial assets classified as amortized cost and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, registered warrants, other assets and balances receivable from the Water National Agency (ANA), financial assets of the concession, trade payables, borrowings and financing in local and foreign currency (except for those irrevocably designated at fair value through profit or loss, in accordance with Note 19), services payable, and balances payable deriving from the Public-Private Partnership (PPP), which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments. Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,128,153 as of June 30, 2026 (R$ 1,139,064 as of December 31, 2025), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 11. Part of this balance, totaling R$ 994,278 (R$ 1,016,697 as of December 31, 2025), refers to reimbursement of additional retirement and pension plan - G0, indexed to the IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions. Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering (i) the maturities close to the end of the reporting date of the financial statements, (ii) comparison of contractual interest rates with market rates in similar transactions at the end of the reporting periods; and (iii) their nature, and maturity terms. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 63 Individual Consolidated Individual Consolidated June 30, 2026 June 30, 2026 December 31, 2025 December 31, 2025 Carrying amount Fair value Carrying amount Fair value Carrying amount Fair value Carrying amount Fair value Borrowings and financing 52,078,615 52,248,838 51,657,802 51,839,584 40,301,603 40,360,558 40,142,347 40,376,452 The criteria adopted to obtain the fair values of borrowings and financing in preparing the quarterly information as of June 30, 2026, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2025. Financial instruments referring to, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy and there were no transfers between levels during this period. There are no instruments classified as level 1 or level 3. Reverse Factoring The Company started reverse factoring operations with certain suppliers, as a financial support alternative to the supply chain, resulting from individual cash management decisions of these suppliers. In such operations, suppliers may advance their receivables with financial institutions by assigning credit rights, without the Company changing the original payment terms, which does not grant additional guarantees or incur financial charges. The underlying transactions remain at customary market conditions, including prices and terms, so that such transactions do not alter the economic essence of the original business transactions. On June 30, 2026, the outstanding balance of Reverse factoring liabilities, in Individual and Consolidated, was R$ 3,311. 19 Derivative financial instruments and hedging transactions The Company is exposed to certain risks related to its transactions. The main risks managed with derivative instruments are currency risk and interest rate risk. The Company’s risk management strategy and how it is applied is disclosed in Note 5.1 above, applicable to consolidated balances. As of June 30, 2026, regarding derivative transactions, the Company held a liability position of R$ 2.293.799 (Consolidated) and R$ 1,886,160 (Individual) (as of December 31, 2025, a liability position of R$ 661,421 (Consolidated) and R$ 521,832 (Individual)). Derivatives designated as hedging instruments Fair value hedges As of June 30, 2026, the Company had an interest rate and currency swap agreement with a notional value of Yen 36 billion, US$ 825 million and Euro 220 million (Yen 36 billion, US$ 761 million, and Euro 220 million as of December 31, 2025), which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage. Swaps are used to hedge exposure to changes in the fair value of loans and financing. There is an economic relationship between the hedged items and the hedging instruments, since the terms of the swaps correspond to the terms of the loans and financing transactions (for example, the notional amount, ratios and the maturity date). To test the effectiveness of fair value hedging transactions, the Company uses the critical terms match method in order to assess whether all terms of the derivative are in line with the terms of the hedged item, in relation to terms, amortizations, contractual notional value, and interest payment. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 64 The potential sources of hedge ineffectiveness evaluated by the Company are: • Differences in the timing of cash flows from hedged items and hedging instruments. • Different ratios (and, consequently, different curves) associated with the hedged risk of the hedged items and hedging instruments. • Counterparties’ credit risk has a different impact on the fair value changes of hedging instruments and hedged items. The effect of the fair value hedge on the statements of financial position and income statement as of June 30, 2026 is shown below: Individual and Consolidated Transactions Currency/ Index Financing Notional value Fair value of asset position Fair value of liability position Accumulated Gain / (loss) on derivatives - Swap Gain / (loss) on derivatives for the period Gain / (loss) on fair value on the hedged item 1 Yen Cross-Currency Swap 36,787,581 898,242 (1,228,122) (329,880) (203,767) 25,651 2 Dollar Cross-Currency Swap 825,897 4,205,398 (4,797,842) (592,444) (528,183) 81,600 3 Euro Cross-Currency Swap 220,000 1,331,564 (1,487,080) (155,516) (211,275) 15,167 Total — 6,435,204 (7,513,044) (1,077,840) (943,225) 122,418 Derivatives not designated as hedging instruments As of June 30, 2026, the Company had an interest rate swap agreement, which provides that the Company will receive fixed and variable interest rates and pay a variable rate equal to the DI rate plus or less an interest percentage. These derivatives were not designated to documented hedge accounting structures, and the Company chose to irrevocably designate the hedged liabilities to the fair value option in order to reduce accounting mismatches. The effect of derivatives not designated to hedge accounting, as well as of liabilities selected at the fair value option on the statement of financial position and income statement is shown below: Individual Transactions Currency/ Index Financing Notional value Fair value of asset position Fair value of liability position Accumulated Gain / (loss) on derivatives - Swap Gain / (loss) on derivatives for the period Gain / (loss) on Fair value on the hedged item 1 IPCA Swap de taxa de juros 10,807,786 10,991,546 (11,054,385) (62,839) (352,027) 785,009 2 Yen Cross-Currency Swap 30,000,000 876,013 (1,030,219) (154,206) (200,967) 42,225 3 Dollar Cross-Currency Swap 1,650,000 8,161,044 (8,752,320) (591,275) (591,275) (204,224) 4 Dollar Non-Deliverable forward 150,000 — — — (101,262) — Total — 20,028,603 (20,836,924) (808,320) (1,245,531) 623,010 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 65 Consolidated Transactions Currency/ Index Financing Notional value Fair value of asset position Fair value of liability position Accumulated Gain / (loss) on derivatives - Swap Gain / (Loss) on derivatives for the period Gain / (loss) on Fair value on the hedged item 1 IPCA Interest rate swap 10,807,786 10,991,546 (11,054,385) (62,839) (352,027) 785,009 2 Yen Cross-Currency Swap 30,000,000 876,013 (1,030,219) (154,206) (200,967) 42,225 3 Dollar Cross-Currency Swap 2,150,000 10,806,800 (11,805,715) (998,914) (928,322) (118,454) 4 Dollar Non-Deliverable forward 150,000 — — — (101,262) — Total — 22,674,359 (23,890,319) (1,215,959) (1,582,578) 708,780 20 Taxes and Contributions (a) Current and non-current assets Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Income and social contribution taxes 606,528 606,528 896,182 606,528 Withholding income tax (IRRF) on financial investments 361,077 127,965 361,981 128,038 Pis and Cofins Recoverable 561,577 558,209 624,744 558,209 Other federal taxes 93,693 2,535 126,254 2,535 Total 1,622,875 1,295,237 2,009,161 1,295,310 Current assets 1,622,875 1,295,237 1,730,936 1,295,310 Non-current assets — — 278,225 — (b) Current liabilities Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Income and social contribution taxes 453,612 — 456,077 1,312 PIS and Cofins 149,997 144,484 156,796 144,623 Other 21,863 469,594 28,882 469,657 Total 625,472 614,078 641,755 615,592 21 Deferred PIS/Cofins taxes Non-current Liabilities Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 66 Individual and Consolidated June 30, 2026 December 31, 2025 PIS/Cofins – Financial asset 1,076,790 1,001,566 PIS/Cofins – Estimated revenue 81,836 89,049 Other 190,275 190,350 Total 1,348,901 1,280,965 Current liabilities 81,836 89,049 Non-current liabilities 1,267,065 1,191,916 22 Deferred taxes and contributions (a) Statement of financial position details Individual Consolidated Individual and Consolidated June 30, 2026 June 30, 2026 December 31, 2025 Deferred income tax assets Provisions 681,255 799,149 653,628 Pension plan obligations – G1 125,200 125,200 125,200 Donations of underlying assets on concession agreements 39,401 39,401 40,764 Allowance for doubtful accounts 118,564 118,564 116,431 Allowance for losses on other accounts receivable 23,913 23,913 54,426 Allowance for inventory losses 324,352 324,352 121,591 Allowance for losses on works and projects — — 10,554 Allowance for losses on write-off of assets — — 46,790 Performance Agreements 81,851 81,851 81,143 Present value adjustment (PVA) on accounts receivable 47,852 47,852 89,073 Derivative financial instruments in the profit/loss 668,061 668,061 204,190 Deferred PIS/COFINS 458,353 458,353 432,777 Actuarial gain/loss - Comprehensive income — 84,969 — Other 183,821 184,108 91,657 Offset (*) (2,752,623) (2,913,964) (2,068,224) Total deferred tax asset — 41,809 — Deferred income tax liabilities Temporary difference in the concession of intangible asset (282,551) (282,551) (290,128) Capitalization of borrowing costs (519,387) (519,387) (526,275) Profit on supply to government entities (342,851) (385,172) (573,921) Financial asset of the concession (3,957,931) (3,957,931) (3,681,433) Actuarial gain/loss - Comprehensive Income (91,262) (91,262) (91,262) Construction margin (33,749) (33,749) (35,113) Annual Generation Revenue - RAG — (11,127) — Present value adjustment (PVA) investment property — (107,893) — Other (27,129) (27,129) — Offset (*) 2,752,623 2,913,964 2,068,224 Total deferred tax liabilities (2,502,237) (2,502,237) (3,129,908) Net Deferred Tax Liabilities (2,502,237) (2,460,428) (3,129,908) Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 67 (b) Changes Individual December 31, 2025 Net change June 30, 2026 Deferred income tax assets Provisions 653,628 27,627 681,255 Pension plan obligations – G1 125,200 — 125,200 Donations of underlying assets on concession agreements 40,764 (1,363) 39,401 Allowance for doubtful accounts 116,431 2,133 118,564 Allowance for losses on other accounts receivable 54,426 (30,513) 23,913 Allowance for inventory losses 121,591 202,761 324,352 Allowance for losses on works and projects 10,554 (10,554) — Allowance for losses on write-off of assets 46,790 (46,790) — Performance Agreements 81,143 708 81,851 Present value adjustment (PVA) on accounts receivable 89,073 (41,221) 47,852 Derivative financial instruments in the profit/loss 204,190 463,871 668,061 Deferred PIS/COFINS 432,777 25,576 458,353 Other 91,657 92,164 183,821 Offset (*) (2,068,224) (684,399) (2,752,623) Total deferred tax asset — — — Deferred income tax liabilities Temporary difference in the concession of intangible asset (290,128) 7,577 (282,551) Capitalization of borrowing costs (526,275) 6,888 (519,387) Profit on supply to government entities (573,921) 231,070 (342,851) Financial asset of the concession (3,681,433) (276,498) (3,957,931) Actuarial gain/loss - Comprehensive Income (91,262) — (91,262) Construction margin (35,113) 1,364 (33,749) Other — (27,129) (27,129) Offset (*) 2,068,224 684,399 2,752,623 Total deferred tax liabilities (3,129,908) 627,671 (2,502,237) Net Deferred Tax Liabilities (3,129,908) 627,671 (2,502,237) Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 68 Consolidated December 31, 2025 Net change June 30, 2026 Deferred income tax assets Provisions 653,628 145,521 799,149 Pension plan obligations – G1 125,200 — 125,200 Donations of underlying assets on concession agreements 40,764 (1,363) 39,401 Allowance for doubtful accounts 116,431 2,133 118,564 Allowance for losses on other accounts receivable 54,426 (30,513) 23,913 Allowance for inventory losses 121,591 202,761 324,352 Allowance for losses on works and projects 10,554 (10,554) — Allowance for losses on write-off of assets 46,790 (46,790) — Performance Agreements 81,143 708 81,851 Present value adjustment (PVA) on accounts receivable 89,073 (41,221) 47,852 Derivative financial instruments in the profit/loss 204,190 463,871 668,061 Deferred PIS/COFINS 432,777 25,576 458,353 Actuarial gain/loss - Comprehensive Income — 84,969 84,969 Other 91,657 92,451 184,108 Offset (*) (2,068,224) (845,740) (2,913,964) Total deferred tax asset — 41,809 41,809 Deferred income tax liabilities Temporary difference in the concession of intangible asset (290,128) 7,577 (282,551) Capitalization of borrowing costs (526,275) 6,888 (519,387) Profit on supply to government entities (573,921) 188,749 (385,172) Financial asset of the concession (3,681,433) (276,498) (3,957,931) Actuarial gain – G1 Plan (91,262) — (91,262) Construction margin (35,113) 1,364 (33,749) Annual Generation Revenue - RAG — (11,127) (11,127) Present value adjustment (PVA) investment t — (107,893) (107,893) Other — (27,129) (27,129) Offset (*) 2,068,224 845,740 2,913,964 Total deferred tax liabilities (3,129,908) 627,671 (2,502,237) Net Deferred Tax Liabilities (3,129,908) 669,480 (2,460,428) (*) Refers to deferred tax assets and deferred tax liabilities that have been offset for balance sheet presentation purposes. Following the acquisition of EMAE, Sabesp began reporting significant deferred tax assets. Accordingly, deferred tax assets and deferred tax liabilities are presented separately, together with the related effects of offsetting, in order to facilitate the reconciliation of the reported balances. (c) Reconciliation of the effective tax rate The amounts recorded as income tax and social contribution expenses in the quarterly information are reconciled to the statutory rates, as shown below: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 69 Individual April to June 2026 January to June 2026 April to June 2025 January to June 2025 Profit before taxes 2,113,092 4,469,224 3,226,619 5,476,303 Statutory rate 34% 34% 34% 34 % Estimated expense at statutory rate (718,451) (1,519,536) (1,097,050) (1,861,943) Permanent differences Tax benefit from interest on equity — 198,411 — — Provision Law No. 4,819/1958 – G0 (i) (11,223) (24,294) (9,916) (22,050) Donations — — (3,400) (3,500) Tax incentives 14,116 18,628 — — Agreement with AAPS 29,953 29,953 — — Other differences 19,697 23,829 19,709 29,243 Income and social contribution taxes (665,908) (1,273,009) (1,090,657) (1,858,250) Current income and social contribution taxes; (1,239,946) (1,900,680) (798,249) (1,493,169) Deferred income and social contribution taxes 574,038 627,671 (292,408) (365,081) Effective rate 32% 28% 34% 34 % Consolidated April to June 2026 January to June 2026 April to June 2025 January to June 2025 Profit before taxes 2,151,457 4,509,022 3,227,842 5,478,767 Statutory rate 34% 34% 34% 34 % Estimated expense at statutory rate (731,495) (1,533,067) (1,097,466) (1,862,781) Permanent differences Tax benefit from interest on equity — 198,411 — — Provision Law No. 4,819/1958 – G0 (i) (11,223) (24,294) (9,916) (22,050) Donations — — (3,400) (3,500) Tax incentives 14,116 18,628 — — Agreement with AAPS 29,953 29,953 — — Other differences 11,625 14,811 18,902 27,617 Income and social contribution taxes (687,024) (1,295,558) (1,091,880) (1,860,714) Current income and social contribution taxes; (1,302,870) (1,965,038) (799,472) (1,495,633) Deferred income and social contribution taxes 615,846 669,480 (292,408) (365,081) Effective rate 32% 29% 34% 34% 23 Provisions (a) Lawsuits and proceedings that resulted in provisions (I) Statement of financial position details Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 70 The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. The payment terms and amounts are defined based on the outcome of these lawsuits. Individual Consolidated Individual and Consolidated June 30, 2026 June 30, 2026 December 31, 2025 Provisions Escrow deposits Provisions net of deposits Provisions Escrow deposits Provisions net of deposits Provisions Escrow deposits Provisions net of deposits Customer claims (i) 109,905 (1,488) 108,417 109,905 (1,488) 108,417 134,411 (1,510) 132,901 Supplier claims (ii) 43,830 — 43,830 43,830 — 43,830 51,342 (60) 51,282 Other civil claims (iii) 202,506 (3,806) 198,700 211,378 (3,806) 207,572 154,148 (437) 153,711 Tax claims (iv) 9,304 (716) 8,588 138,248 (716) 137,532 12,236 (646) 11,590 Labor claims (v) 1,464,598 (31,201) 1,433,397 1,507,004 (31,201) 1,475,803 1,409,720 (16,318) 1,393,402 Environmental claims (vi) 173,504 (2) 173,502 175,290 (2) 175,288 160,575 (49) 160,526 Total 2,003,647 (37,213) 1,966,434 2,185,655 (37,213) 2,148,442 1,922,432 (19,020) 1,903,412 Current 331,462 — 331,462 331,462 — 331,462 1,370,013 — 1,370,013 Non-current 1,672,185 (37,213) 1,634,972 1,854,193 (37,213) 1,816,980 552,419 (19,020) 533,399 (II) Changes Individual December 31, 2025 Additional provisions Interest and inflation adjustment Use of the provision Amounts not used (reversal) June 30, 2026 Customer claims (i) 134,411 1,581 5,429 (11,966) (19,550) 109,905 Supplier claims (ii) 51,342 3,677 9,556 (1,457) (19,288) 43,830 Other civil claims (iii) 154,148 68,883 27,458 (14,424) (33,559) 202,506 Tax claims (iv) 12,236 3,755 1,502 — (8,189) 9,304 Labor claims (v) 1,409,720 135,943 98,962 (25,383) (154,644) 1,464,598 Environmental claims (vi) 160,575 18,873 16,947 (7) (22,884) 173,504 Sub-total 1,922,432 232,712 159,854 (53,237) (258,114) 2,003,647 Escrow deposits (19,020) (23,617) (4,549) (2) 9,975 (37,213) Total 1,903,412 209,095 155,305 (53,239) (248,139) 1,966,434 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 71 Consolidated December 31, 2025 Additional provisions Interest and inflation adjustment Use of the provision Amounts not used (reversal) Business combination June 30, 2026 Customer claims (i) 134,411 1,581 5,429 (11,966) (19,550) — 109,905 Supplier claims (ii) 51,342 3,677 9,556 (1,457) (19,288) — 43,830 Other civil claims (iii) 154,148 75,658 27,470 (14,424) (33,559) 2,085 211,378 Tax claims (iv) 12,236 4,967 1,502 — (8,189) 127,732 138,248 Labor claims (v) 1,409,720 137,657 98,964 (25,401) (155,655) 41,719 1,507,004 Environmental claims (vi) 160,575 18,957 16,946 (7) (23,713) 2,532 175,290 Sub-total 1,922,432 242,497 159,867 (53,255) (259,954) 174,068 2,185,655 Escrow deposits (19,020) (23,617) (4,549) (2) 9,975 — (37,213) Total 1,903,412 218,880 155,318 (53,257) (249,979) 174,068 2,148,442 (b) Lawsuits deemed as contingent liabilities The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the quarterly information, since neither are outflows expected to be required nor can the amount of the obligations cannot be reliably measured. Contingent liabilities, assessed as possible loss, net of deposits, are represented as follows: Individual Consolidated Individual and Consolidated June 30, 2026 June 30, 2026 December 31, 2025 Customer claims (i) 250,238 250,238 219,312 Supplier claims (ii) 609,417 609,417 925,899 Other civil claims (iii) 852,881 922,993 812,534 Tax claims (iv) 2,909,781 3,072,003 1,711,737 Labor claims (v) 1,073,866 1,121,289 918,561 Environmental claims (vi) 5,386,325 5,397,782 5,264,307 Administrative claims — 6,210 — Total 11,082,508 11,379,932 9,852,350 (c) Explanation of the nature of the main classes of lawsuits (i) Customer claims Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category. (ii) Supplier claims Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at various courts. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 72 (iii) Other civil claims Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at various court levels. (iv) Tax claims Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company’s Management. (v) Labor claims The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels. (vi) Environmental claims These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, demanding fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company. The main litigations involving the Company include: a) discharge or release of sewage without proper treatment; b) investment in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; among others. (d) Guarantee insurance The Company has three agreements available for the issue of policies under several types of guarantee insurance, whose limit that can be used as insurance for escrow deposit is R$ 2,915 million. The guarantee insurance for escrow deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up the effectiveness period of five years. As of June 30, 2026, the amount of R$ 1,203 million was available for use. 24 Contract liability The contract liability represents EMAE’s obligation to provide construction and infrastructure improvement services for the quota power plants in exchange for amounts already received through the GAG Improvement component of the RAG, in excess of the revenue recognized in the period for the construction and improvement performance obligation. The contract liability is recognized and measured in accordance with paragraphs 105 to 108 of CPC 47 / IFRS 15, based on the difference between the total GAG Improvement amounts received since July 1, 2018, and the cumulative construction and improvement revenue recognized over the same period using the cost plus margin method. The contract liability is settled as the Company carries out the related improvement investments and recognizes the associated revenues, being reversed directly against construction revenue in profit or loss for the period. No provision is recognized based on estimated investment plans; the contract liability strictly reflects the difference between amounts received and investments effectively incurred. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 73 The Company classifies as current liabilities the portion expected to be settled within twelve months from the reporting date, based on the projected budgeted CAPEX for the subsequent period. The remaining balance is classified under non-current liabilities. As of June 30, 2026, the contract liability balance amounted to R$ 36,882 and R$ 616,380, classified as current and non-current, respectively. 25 Labor and social obligations Individual Consolidated Individual and Consolidated June 30, 2026 June 30, 2026 December 31, 2025 Salaries and payroll charges 36,886 39,859 62,232 Provision for vacation 188,388 192,553 193,878 Provision for 13th salary 43,771 44,223 — Healthcare plan (i) 19,605 20,629 106,589 Provision for profit sharing (ii) 120,622 139,908 203,784 Incentivized Dismissal Program - IDP (iii) 6,314 6,314 17,126 Voluntary Dismissal Program - VDP (iii) 10,133 10,133 113,338 Consent Decree (TAC) 1,646 1,646 2,163 Knowledge Retention Program (KRP) 519 519 519 Total 427,884 455,784 699,629 (i) Healthcare plan Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the second quarter of 2026, the Company contributed 20.8%, on average, of gross payroll, totaling R$ 121,170 (6.6% in the second quarter of 2025, totaling R$ 134,842) in expenses with salaries, payroll charges, and benefits. The agreement entered into between SABESP and AAPS (SABESP’s Association of Retirees and Pensioners) regarding the financial compensation to the provider of the VIVEST health plan, for the period of 60 months during the migration of retirees, former employees, pensioners and dependents between health plans, is recorded in this line. Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts related to the deficits of the health plans of retirees, former employees, pensioners and dependents, and for the reimbursement by each of them to the Company for the deficit. In the first quarter of 2024, the Company recognized the obligation related to the agreement, considering the entire population migrated or under negotiation for health plan migration, with a total impact on profit or loss for the period of R$ 162,388 recorded in the line general expenses. In June 2026, Sabesp formalized the termination of the sponsorship of the health care plans managed by Vivest, by signing the Term of Exit. Until then, the Company had a provision of R$ 134,750 million to meet the obligations related to the plan, in accordance with CPC 25 – Provisions, Contingent Liabilities and Contingent Assets. With the formalization of the agreement, the remaining obligations were defined at R$ 31,169 million, comprising R$ 30,746 million referring to the settlement of the agreed obligations and R$ 423 thousand of administrative expenses. As a Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 74 result of the definition of the obligation final amount, the Company remeasured the previously recognized liabilities, resulting in the partial write-off of the provision in the amount of R$ 104,798 million. Of this amount, R$ 14,809 million corresponds to the reversal of the monetary restatement previously recognized on the liabilities of the agreement, with an impact on the financial result for the period. The event does not represent a new obligation, but the update of the estimate of a liability already recorded, reflecting the corresponding effects on the profit or loss for the year. (ii) Provision for profit sharing (“PPS”) The Profit Sharing Program was implemented based on an agreement with the labor unions. Payment corresponds to up to one month’s salary for each employee, based on the achievement of established goals. In addition, the short-term incentive program which will be paid as PPS to the Company’s management positions, subject to the achievement of individual and collective goals. This program is provisioned monthly, according to the achievement of these targets. (iii) Incentivized Dismissal Program (“IDP”) and Voluntary Dismissal Program (“VDPs”) In June 2023, the Company implemented the Incentivized Dismissal Program (IDP) to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs (more details in Note 21 to the Annual Financial Statements as of December 31, 2023). As of June 30, 2026, the amount of R$ 6,314 was recorded in current liabilities, under the line "Labor and social obligations", arising from the provision for indemnity incentives for employees who joined the program. These amounts refer to Health Plan reimbursements to be implemented for 24 consecutive and uninterrupted months, until approximately October 2026. The VDPs were implemented to reduce the number of employees in a conciliatory manner, aiming at efficiency gains, increased competitiveness and optimized costs and was carried out in three phases: 1- 2025 VDP: applications in the period from December 23, 2024 to January 31, 2025, with 2,039 applications and contractual terminations beginning February 2025 (further details in Note 23 of the Annual Financial Statements as of December 31, 2024). 2- VDPD: applications in the period from August 6, 2025 to August 29, 2025, with 145 applications and contract terminations scheduled from August 6, 2025. 3 –VDP2: applications in the period from September 1, 2025 to September 26, 2025, with 1716 applications and contract terminations according to the schedule previously established, from September 1, 2025. Until June 30, 2026, the amount of R$ 10,133 was recorded in current liabilities, under the line "Labor and social obligations", arising from the provision for indemnity incentives for employees who joined the programs. 26 Pension plan obligations The Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G1 Plan (ii) and G0 (i); and Defined Contribution (CD) – SABESPrev Mais (iii) and VIVEST (iv), and only the latter is open for new adhesions. See the reconciliation of expenses with such plans in item (v). Statements of defined benefit plans Summary of pension plan obligations - Liabilities Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 75 Individual Individual June 30, 2026 June 30, 2025 G1 Plan G0 Total G1 Plan G0 Total Social security obligations at the beginning of the period (99,514) (2,040,647) (2,140,161) — (1,931,145) (1,931,145) Recognized expenses (5,418) (111,492) (116,910) (19,830) (116,645) (136,475) Payments made 19,892 106,148 126,040 19,830 102,970 122,800 Social security obligations at the end of the period (85,040) (2,045,991) (2,131,031) — (1,944,820) (1,944,820) Consolidated Consolidated June 30, 2026 June 30, 2025 G1 Plan G0 EMAE Total G1 Plan G0 Total Social security obligations at the beginning of the period (99,514) (2,040,647) (271,781) (2,411,942) — (1,931,145) (1,931,145) Recognized expenses (5,418) (111,492) (15,624) (132,534) (19,830) (116,645) (136,475) Payments made 19,892 106,148 16,473 142,513 19,830 102,970 122,800 Social security obligations at the end of the period (85,040) (2,045,991) (270,932) (2,401,963) — (1,944,820) (1,944,820) (i) G1 Plan The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows: • 0.99% of the portion of the salary of participation up to 20 salaries; and • 8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries. ii) G0 According to State Law No. 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments under the "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State. (iii) Sabesprev Mais Plan The sponsor’s contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant. (iv) VIVEST Plan Managed by VIVEST, the sponsor’s contributions correspond to the result obtained by applying a percentage of 100% to the basic contribution made by the participant. (v) PSAP/EMAE and EMAE-CD Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 76 EMAE sponsors two supplementary pension plans providing retirement and survivor benefits for its employees, former employees, and their respective beneficiaries. The plans, referred to as PSAP/EMAE and EMAE-CD, are managed by VIVEST, a closed private pension entity. The PSAP/EMAE plan has defined benefit characteristics and has been closed to new participants since 2018. In contrast, the EMAE-CD plan, established in the same year, has defined contribution characteristics and does not expose the Company to actuarial risk. (vi) Reconciliation of expenditures with pension plan obligations Individual and Consolidated April to June 2026 January to June 2026 April to June 2025 January to June 2025 G1 Plan (i) 2,710 5,420 12,778 19,830 Go (ii) 55,746 111,492 58,323 116,645 SABESPrev Mais Plan (iii) 4,799 9,510 5,922 12,213 VIVEST Plan (iv) 2,548 3,790 667 1,172 Sub-total 65,803 130,212 77,690 149,860 Capitalized (2,887) (5,642) (3,963) (6,542) Reimbursement of additional retirement and pension benefits paid (G0) (22,737) (40,039) (29,158) (51,792) Other 18 886 3,992 8,805 Pension plan obligations (Note 32) 40,197 85,417 48,561 100,331 27 Services payable Individual Consolidated June 30, 2026 December 31, 2025 June 30, 2026 December 31, 2025 Service providers 1,098,753 633,265 1,101,809 635,144 Municipal transfers 501,300 448,224 501,300 448,224 FAUSP (a) 1,320,737 1,361,348 1,320,737 1,361,348 Other services 164,097 325,062 164,496 327,700 Total 3,084,887 2,767,899 3,088,342 2,772,416 (a) For further details regarding FAUSP, see Note 26 of the 2025 Annual Financial Statements. This line records the balances payable, mainly for services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. 28 Equity Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 77 (a) Capital stock As of June 30, 2026, the Company’s fully subscribed and paid-in capital, totaling R$ 21,379,216 was composed of registered, book-entry shares with no par value, as follows: June 30, 2026 Common Preferred Total Capital Number of Shares % Number of Shares % Number of Shares % State of São Paulo (1)(2) 634,441,345 18.0 1 100.0 634,441,346 18.0 Equatorial S.A. 528,680,093 15.0 — — 528,680,093 15.0 Free Float 2,361,412,587 67.0 — — 2,361,412,587 67.0 Total 3,524,534,025 100 1 100 3,524,534,026 100 As of December 31, 2025, the Company’s fully subscribed and paid-in capital, totaling R$ 21,210,000 was composed of registered, book-entry shares with no par value, as follows: December 31, 2025 Common Preferred Total Capital Number of Shares % Number of Shares % Number of Shares % State of São Paulo (1)(2) 126,684,334 18.0 1 100.0 126,684,335 18.0 Equatorial S.A. 105,566,079 15.0 — — 105,566,079 15.0 Free Float 471,523,455 67.0 — — 471,523,455 67.0 Total 703,773,868 100 1 100 703,773,869 100 (1) Considers 634,441,315 common shares held by the São Paulo State Treasury Department and 30 common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State. (2) Special class preferred share. (b) Dividends In accordance with the Company's Bylaws and Law No. 6,404/76, the Company ensures its shareholders a mandatory minimum dividend corresponding to 25% of the adjusted net income for the year. As of June 30, 2026, the amount of dividends declared and not yet paid by the Parent Company and the Consolidated entity was R$ 432,853 and R$ 441,222, respectively. (c) Long-Term Incentive Plan - ILP At the Extraordinary General Meeting held on April 29, 2025, SABESP’s Restricted Share and Performance Plans were approved. The granting of shares is subject to the permanence of the participants in the Company and, in the case of performance shares, in addition to the fulfillment of specific goals such as the Universalization Factor (Factor U) and the Total Shareholder Return (TSR). The Restricted Share Plan provides its participants with 4-year vesting with the acquisition of 25% of the shares each year. Specifically for the Chief Executive Officer, vesting will be 8 years, following a staggered schedule of annual acquisition. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 78 The Performance Share Plan has a 5-year vesting with annual acquisition conditioned on the achievement of goals for its participants. In the specific case of the Chief Executive Officer, the transfer of shares is planned to occur only at the end of the program period. If Factor U goals are achieved in 2029 (universalization), as provided for in the Concession Agreement – URAE-1, the plan provides for the possibility of accelerating the vesting in October 2030 for all participants. The number of shares to be granted will be defined by SABESP’s Board of Directors, within the aggregate global limit approved by the meeting of 1% of the share capital (on a fully diluted basis). The Restricted Share Plan and the Performance Share Plan take into account the fair value of the Company’s shares on the grant date, and are measured based on the observable market price. There are no alternatives for payment in cash, so that it will be settled by means of treasury shares. The Plans were updated on March 27, 2026, in view of the split of all shares, without par value, issued by the Company, at a ratio of 1:5, increasing the number of shares granted. At the Extraordinary General Meeting held on April 29, 2026, the Restricted Share Plan – Estrela Bonus was approved. The grant of shares under the plan is subject to the continued employment of the participants with the Company. As of the date of issuance of these interim financial statements, no participants had enrolled in the new plan, which had only been approved at the Extraordinary General Meeting. The changes in the number of shares granted, canceled or exercised under these plans are as follows: Individual and Consolidated Changes in shares Performance shares Restricted shares Total As of December 31, 2025 2,066,834 366,716 2,433,550 Split 8,272,456 1,467,559 9,740,015 Exercised — (126,728) (126,728) As of June 30, 2026 10,339,290 1,707,547 12,046,837 As of June 30, 2026, share-based payment plans have the following maturity dates, fair value and existing shares: Performance shares: Individual and Consolidated Grant date Vesting rights conditions Fair value on the grant date Existing shares Maximum life ii April 29, 2025 Performance conditions met, 1 to 5 years of service 92.18 5,951,890 5 December 19, 2025 Performance conditions met, 1 to 5 years of service 129.87 4,387,400 5 Restricted shares: Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 79 Individual and Consolidated Grant date Vesting rights conditions Fair value on the grant date Existing shares Maximum life remaining April 29, 2025 1 to 8 years of service 92.18 1,140,788 8 December 19, 2025 1 to 4 years of service 129.87 566,759 4 As of June 30, 2026, an expense of R$ 64,588 million was recognized in profit or loss for the period referring to the Long-Term Incentive Plans, with a contra entry in Equity. 29 Earnings per share Basic and diluted The following table presents the income data and number of shares used in the calculation of basic and diluted earnings per share: Individual and Consolidated Individual and Consolidated April to June 2026 January to June 2026 April to June 2025 January to June 2025 Profit attributable to the Company’s shareholders 1,447,184 3,196,215 2,135,962 3,618,053 Weighted average number of common shares issued for basic earnings per share (*) 3,523,385,573 3,523,385,573 3,417,549,345 3,417,549,345 Basic earnings per share - (reais per share) 0.41 0.91 0.62 1.06 Dilutive effect arising from: Share-based payment 475,385 475,385 — — Weighted average number of common shares issued adjusted for the dilutive effect 3,523,860,958 3,523,860,958 3,417,549,345 3,417,549,345 Diluted earnings per share (reais per share) 0.41 0.91 0.62 1.06 (*) Share Split On March 27, 2026, the Company approved the submission to the shareholders, approved at the Extraordinary General Meeting held on April 28, 2026, of a proposal to split all common shares issued by the Company, at a ratio of 1:5, so that each 1 common share will represent 5 common shares, without changing the amount of the Company’s capital (“Share Split”). The Share Split did not result in any change in the proportional interest of the shareholders in the Company’s capital. The resulting shares will granted the same rights as the common shares currently outstanding, including with regard to the distribution of dividends and/or interest on equity, as well as other distributions made by the Company. As a result of the Share Split, the weighted average number of shares used in the calculation of basic and diluted earnings per share was retrospectively adjusted for all periods presented, as required by IAS 33. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 80 30 Operating segment information The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services. Individual In thousands of reais Sanitation (Reportable segment) Other segments (i) Total April to June 2026 January to June 2026 April to June 2026 January to June 2026 April to June 2026 January to June 2026 Gross operating revenue 6,996,534 13,735,537 3,557,564 7,190,273 10,554,098 20,925,810 Gross sales deductions (565,986) (983,138) — — (565,986) (983,138) Net operating revenue 6,430,548 12,752,399 3,557,564 7,190,273 9,988,112 19,942,672 Selling, general and administrative expenses (3,317,402) (6,248,429) (3,557,564) (7,190,273) (6,874,966) (13,438,702) Operating income before other operating expenses, net and equity accounting 3,113,146 6,503,970 — — 3,113,146 6,503,970 Other operating income (expenses), net (14,679) (34,479) — — (14,679) (34,479) Equity accounting 94,180 106,292 — — 94,180 106,292 Financial income 691,177 1,404,064 — — 691,177 1,404,064 Financial expenses (1,770,732) (3,510,623) — — (1,770,732) (3,510,623) Profit before income and social contribution taxes 2,113,092 4,469,224 — — 2,113,092 4,469,224 Income and social contribution taxes (665,908) (1,273,009) — (665,908) (1,273,009) Profit for the period 1,447,184 3,196,215 — — 1,447,184 3,196,215 Depreciation and amortization (729,482) (1,425,717) — — (729,482) (1,425,717) Reportable segment assets 118,375,717 118,375,717 — — 118,375,717 118,375,717 Reportable segment liabilities 73,201,890 73,201,890 — — 73,201,890 73,201,890 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 81 Individual In thousands of reais Sanitation (Reportable segment) Other segments (i) Total April to June 2025 January to June 2025 April to June 2025 January to June 2025 April to June 2025 January to June 2025 Gross operating revenue 6,246,992 12,576,831 3,081,264 5,669,235 9,328,256 18,246,066 Gross sales deductions (373,496) (875,285) — — (373,496) (875,285) Net operating revenue 5,873,496 11,701,546 3,081,264 5,669,235 8,954,760 17,370,781 Selling, general and administrative expenses (2,571,883) (5,586,492) (3,081,264) (5,669,235) (5,653,147) (11,255,727) Operating income before other operating expenses, net and equity accounting 3,301,613 6,115,054 — — 3,301,613 6,115,054 Other operating income (expenses), net 29,315 47,439 — — 29,315 47,439 Equity accounting 14,342 26,909 — — 14,342 26,909 Financial income 475,271 820,586 — — 475,271 820,586 Financial expenses (593,922) (1,533,685) — — (593,922) (1,533,685) Profit before income and social contribution taxes 3,226,619 5,476,303 — — 3,226,619 5,476,303 Income and social contribution taxes (1,090,657) (1,858,250) — — (1,090,657) (1,858,250) Profit for the period 2,135,962 3,618,053 — — 2,135,962 3,618,053 Depreciation and amortization (542,133) (1,124,459) — — (542,133) (1,124,459) Reportable segment assets 88,713,461 88,713,461 — — 88,713,461 88,713,461 Reportable segment liabilities 48,269,340 48,269,340 — — 48,269,340 48,269,340 (i) Refers to a segment revenue below the minimum quantitative parameters, attributable to the energy segment and construction revenue. None of these segments ever met any of the minimum quantitative parameters for determining reportable segments. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 82 Consolidated In thousands of reais Sanitation (Reportable segment) Other segments (i) Reconciliation Total April to June 2026 January to June 2026 April to June 2026 January to June 2026 April to June 2026 January to June 2026 April to June 2026 January to June 2026 Gross operating revenue 7,006,944 13,756,035 3,790,477 7,423,788 — — 10,797,421 21,179,823 Gross sales deductions (566,304) (983,863) (22,215) (22,216) — — (588,519) (1,006,079) Net operating revenue 6,440,640 12,772,172 3,768,262 7,401,572 — — 10,208,902 20,173,744 Selling, general and administrative expenses (3,323,166) (6,260,516) (3,785,417) (7,418,728) — — (7,108,583) (13,679,244) Operating income before other operating expenses, net and equity accounting 3,117,474 6,511,656 (17,155) (17,156) — — 3,100,319 6,494,500 Other operating income (expenses), net (4,152) (22,979) 53,553 53,553 — — 49,401 30,574 Equity accounting 17,743 26,054 — — — — 17,743 26,054 Financial income 813,859 1,633,541 59,403 59,403 (127,471) (233,677) 745,791 1,459,267 Financial expenses (1,889,268) (3,735,050) — — 127,471 233,677 (1,761,797) (3,501,373) Profit before income and social contribution taxes 2,055,656 4,413,222 95,801 95,800 — — 2,151,457 4,509,022 Income and social contribution taxes (667,943) (1,276,477) (19,081) (19,081) — — (687,024) (1,295,558) Profit for the period 1,387,713 3,136,745 76,720 76,719 — — 1,464,433 3,213,464 Depreciation and amortization (730,967) (1,428,439) (7,283) (7,283) — — (738,250) (1,435,722) Reportable segment assets 121,752,663 121,752,663 2,077,030 2,077,030 (4,222,925) (4,222,925) 119,606,768 119,606,768 Reportable segment liabilities 76,271,950 76,271,950 1,216,244 1,216,244 (3,191,712) (3,191,712) 74,296,482 74,296,482 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 83 Consolidated In thousands of reais Sanitation (Reportable segment) Other segments Total April to June 2025 January to June 2025 April to June 2025 January to June 2025 April to June 2025 January to June 2025 Gross operating revenue 6,255,511 12,594,922 3,082,911 5,671,908 9,338,422 18,266,830 Gross sales deductions (373,892) (876,100) — — (373,892) (876,100) Net operating revenue 5,881,619 11,718,822 3,082,911 5,671,908 8,964,530 17,390,730 Selling, general and administrative expenses (2,577,966) (5,600,746) (3,082,911) (5,671,908) (5,660,877) (11,272,654) Operating income before other operating expenses, net and equity accounting 3,303,653 6,118,076 — — 3,303,653 6,118,076 Other operating income (expenses), net 29,315 47,439 — — 29,315 — 47,439 Equity accounting 13,180 24,529 — — 13,180 24,529 Financial income 475,633 822,482 — — 475,633 822,482 Financial expenses (593,939) (1,533,759) — — (593,939) (1,533,759) Profit before income and social contribution taxes 3,227,842 5,478,767 — — 3,227,842 5,478,767 Income and social contribution taxes (1,091,880) (1,860,714) — — (1,091,880) (1,860,714) Profit for the period 2,135,962 3,618,053 — — 2,135,962 3,618,053 Depreciation and amortization (543,367) (1,126,926) — — (543,367) (1,126,926) Reportable segment assets 88,719,931 88,719,931 — — 88,719,931 88,719,931 Reportable segment liabilities 48,275,810 48,275,810 — — 48,275,810 48,275,810 (i) Refers to a segment revenue below the minimum quantitative parameters, attributable to the energy segment (since the acquisition of EMAE) and construction revenue. None of these segments ever met any of the minimum quantitative parameters for determining reportable segments. 31 Operating revenue Conciliation of gross operating revenue to net operating revenue: Individual April to June 2026 January to June 2026 April to June 2025 January to June 2025 Revenue from sanitation services (i) 6,525,311 12,877,017 6,178,121 12,288,229 Construction revenue 3,557,564 7,190,273 3,081,264 5,669,235 Water/sewage reducer (FAUSP) (a) 481 40,611 (203,336) (403,834) Financial asset of the concession (ii) 470,742 817,909 272,207 692,436 Sale taxes (538,984) (934,769) (345,258) (818,808) Regulation, Control and Oversight Fee (TRCF) (iii) (27,002) (48,369) (28,238) (56,477) Net operating revenue 9,988,112 19,942,672 8,954,760 17,370,781 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 84 Consolidated April to June 2026 January to June 2026 April to June 2025 January to June 2025 Revenue from sanitation services (i) 6,535,721 12,897,515 6,186,640 12,306,320 Construction revenue 3,616,261 7,249,572 3,082,911 5,671,908 Water/sewage reducer (FAUSP) (a) 481 40,611 (203,336) (403,834) Financial asset of the concession (ii) 470,742 817,909 272,207 692,436 Sale taxes (561,474) (957,650) (345,629) (819,566) Regulation, Control and Oversight Fee (TRCF) (iii) (27,045) (48,429) (28,263) (56,534) Energy revenue (EMAE) 174,216 174,216 — — Net operating revenue 10,208,902 20,173,744 8,964,530 17,390,730 (i) Includes R$ 31,897 e R$ 76,356 referring to the TRCF charged from customers in the periods from April to June and from January to June 2026, respectively (R$ 30,792 and R$ 61,296 from April to June and from January to June 2025, respectively), in the municipalities regulated by ARSESP. (ii) See Note 15. (iii) Amount referring to regulatory, control, and oversight activities paid to regulatory authorities. (a) See information in Note 30 (a) of the 2025 Annual Financial Statements. 32 Operating costs and expenses Individual April to June 2026 January to June 2026 April to June 2025 January to June 2025 Operational costs Salaries, payroll charges, and benefits (449,902) (768,839) (433,003) (874,883) Pension plan obligations (5,192) (10,420) (14,221) (25,458) Construction costs (Note 30) (3,557,564) (7,190,273) (3,081,264) (5,669,235) General supplies (8,616) (128,683) (65,222) (134,005) Treatment supplies (168,877) (331,656) (85,485) (243,377) Outsourced services (598,282) (1,141,742) (466,042) (933,641) Electricity (409,102) (789,960) (398,927) (832,878) General expenses (285,459) (518,082) (177,626) (376,641) Depreciation and amortization (686,367) (1,334,426) (486,862) (1,013,409) (6,169,361) (12,214,081) (5,208,652) (10,103,527) Selling expenses Salaries, payroll charges, and benefits (46,515) (78,955) (55,780) (106,687) Pension plan obligations (643) (1,299) (2,205) (4,161) General supplies (657) (2,381) 27,322 26,534 Outsourced services (131,782) (230,833) (101,493) (206,427) Electricity (552) (2,024) (310) (597) General expenses (1,222) (1,490) 4,608 (484) Depreciation and amortization (14,164) (29,113) (7,403) (15,492) (195,535) (346,095) (135,261) (307,314) Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 85 Allowance for doubtful accounts (Note 10 (c)) (162,857) (216,350) (187,115) (323,522) Administrative expenses Salaries, payroll charges, and benefits (140,225) (228,300) (133,968) (243,631) Pension plan obligations (34,362) (73,698) (32,135) (70,712) General supplies (45,195) (45,321) (888) (336) Outsourced services (121,925) (183,433) (41,265) (163,315) Electricity (23) (55) (211) (552) General expenses 61,321 5,976 158,625 99,266 Depreciation and amortization (28,951) (62,178) (47,868) (95,558) Tax expenses (37,853) (75,167) (24,409) (46,526) (347,213) (662,176) (122,119) (521,364) Operating costs and expenses Salaries, payroll charges, and benefits (636,642) (1,076,094) (622,751) (1,225,201) Pension plan obligations (Note 26 (vi)) (40,197) (85,417) (48,561) (100,331) Construction costs (Note 30) (3,557,564) (7,190,273) (3,081,264) (5,669,235) General supplies (54,468) (176,385) (38,788) (107,807) Treatment supplies (168,877) (331,656) (85,485) (243,377) Outsourced services (851,989) (1,556,008) (608,800) (1,303,383) Electricity (409,677) (792,039) (399,448) (834,027) General expenses (225,360) (513,596) (14,393) (277,859) Depreciation and amortization (729,482) (1,425,717) (542,133) (1,124,459) Tax expenses (37,853) (75,167) (24,409) (46,526) Allowance for doubtful accounts (Note 10 (c)) (162,857) (216,350) (187,115) (323,522) Total (6,874,966) (13,438,702) (5,653,147) (11,255,727) Consolidated April to June 2026 January to June 2026 April to June 2025 January to June 2025 Operational costs Salaries, payroll charges, and benefits (501,059) (820,090) (433,113) (875,115) Pension plan obligations (20,816) (26,044) (14,221) (25,459) Construction costs (Note 30) (3,602,535) (7,235,846) (3,082,911) (5,671,908) General supplies (11,432) (131,819) (65,482) (134,754) Treatment supplies (168,931) (331,820) (85,681) (243,917) Outsourced services (632,405) (1,177,310) (467,427) (936,820) Electricity (432,460) (814,004) (400,849) (840,422) General expenses (286,629) (519,353) (177,612) (376,765) Depreciation and amortization (694,294) (1,343,590) (488,095) (1,015,875) (6,350,561) (12,399,876) (5,215,391) (10,121,035) Selling expenses Salaries, payroll charges, and benefits (46,560) (79,042) (55,828) (106,782) Pension plan obligations (643) (1,299) (2,205) (4,161) General supplies (631) (2,394) 27,323 26,521 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 86 Outsourced services (131,916) (231,095) (101,694) (206,802) Electricity (552) (2,024) (311) (597) General expenses (1,246) (1,591) 4,452 (651) Depreciation and amortization (14,164) (29,113) (7,404) (15,491) (195,712) (346,558) (135,667) (307,963) Allowance for doubtful accounts (Note 10 (c)) (163,614) (217,216) (187,392) (324,091) Administrative expenses Salaries, payroll charges, and benefits (144,793) (232,871) (134,071) (243,853) Pension plan obligations (34,362) (73,698) (32,135) (70,711) General supplies (45,189) (45,315) (889) (336) Outsourced services (139,021) (200,569) (41,313) (162,477) Electricity (2,375) (3,715) (211) (552) General expenses 46,777 (9,024) 158,550 99,042 Depreciation and amortization (29,792) (63,019) (47,868) (95,560) Tax expenses (49,941) (87,383) (24,490) (45,118) (398,696) (715,594) (122,427) (519,565) Operating costs and expenses Salaries, payroll charges, and benefits (692,412) (1,132,003) (623,012) (1,225,750) Pension plan obligations (Note 26 (vi)) (55,821) (101,041) (48,561) (100,331) Construction costs (Note 30) (3,602,535) (7,235,846) (3,082,911) (5,671,908) General supplies (57,252) (179,528) (39,048) (108,569) Treatment supplies (168,931) (331,820) (85,681) (243,917) Outsourced services (903,342) (1,608,974) (610,434) (1,306,099) Electricity (435,387) (819,743) (401,371) (841,571) General expenses (241,098) (529,968) (14,610) (278,374) Depreciation and amortization (738,250) (1,435,722) (543,367) (1,126,926) Tax expenses (49,941) (87,383) (24,490) (45,118) Allowance for doubtful accounts (Note 10 (c)) (163,614) (217,216) (187,392) (324,091) Total (7,108,583) (13,679,244) (5,660,877) (11,272,654) 33 Financial income, net Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 87 Individual April to June 2026 January to June 2026 April to June 2025 January to June 2025 Financial Expenses Interest and charges on borrowings and financing (1,407,469) (2,671,428) (582,220) (1,178,369) Other financial expenses (209,869) (425,909) (197,892) (422,497) Other inflation adjustments 25,932 23,411 (9,959) (28,752) Interest and inflation adjustments on provisions (56,966) (86,269) 224,735 129,049 Total financial expenses (1,648,372) (3,160,195) (565,336) (1,500,569) Financial income Inflation adjustment - gains 72,449 123,953 79,471 168,066 Income on financial investments 605,565 1,136,765 314,774 516,527 Interest income 46,608 205,851 103,462 175,664 PIS and Cofins (33,445) (62,505) (22,437) (39,673) Other — — 1 2 Total financial income 691,177 1,404,064 475,271 820,586 Financial, net before exchange rate changes (957,195) (1,756,131) (90,065) (679,983) Exchange rate changes Gains (losses) on derivative financial instruments and mark-to-market (122,162) (350,230) (28,584) (33,104) Other exchange rate changes (198) (198) (2) (12) Exchange rate changes, net (122,360) (350,428) (28,586) (33,116) Net financial result (1,079,555) (2,106,559) (118,651) (713,099) Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 88 Consolidated April to June 2026 January to June 2026 April to June 2025 January to June 2025 Financial Expenses Interest and charges on borrowings and financing (1,407,497) (2,671,456) (582,163) (1,178,369) Other financial expenses (206,077) (421,802) (197,966) (422,571) Other inflation adjustments 29,664 27,143 (9,959) (28,752) Interest and inflation adjustments on provisions (55,527) (84,830) 224,735 129,049 Total financial expenses (1,639,437) (3,150,945) (565,353) (1,500,643) Financial income Inflation adjustment - gains 75,154 126,660 79,476 168,072 Income on financial investments 652,915 1,184,638 315,060 517,031 Interest income 51,177 210,484 103,533 177,050 PIS and Cofins (33,448) (62,508) (22,437) (39,673) Other (7) (7) 1 2 Total financial income 745,791 1,459,267 475,633 822,482 Financial, net before exchange rate changes (893,646) (1,691,678) (89,720) (678,161) Exchange rate changes Gains (losses) on derivative financial instruments and mark-to-market (122,162) (350,230) (28,584) (33,104) Other exchange rate changes (198) (198) (2) (12) Exchange rate changes, net (122,360) (350,428) (28,586) (33,116) Net financial result (1,016,006) (2,042,106) (118,306) (711,277) 34 Other operating income (expenses), net Individual April to June 2026 January to June 2026 April to June 2025 January to June 2025 Other operating income, net 13,944 18,999 38,705 60,992 Other operating expenses (28,623) (53,478) (9,390) (13,553) Other operating income (expenses) (14,679) (34,479) 29,315 47,439 Consolidated April to June 2026 January to June 2026 April to June 2025 January to June 2025 Other operating income, net 81,284 87,309 38,705 60,992 Other operating expenses (31,883) (56,735) (9,390) (13,553) Other operating income (expenses) 49,401 30,574 29,315 47,439 Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 89 Other operating income includes revenue from the sale of property, plant and equipment, right to sell electricity, indemnities and reimbursement of expenses, contractual fines and guarantees, property leases, reuse water, PURA projects and services, exclusivity agreement and bank commissions, Other operating expenses usually include the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses on operational assets and asset indemnification. 35 Commitments The Company has agreements to manage and maintain its activities and to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of June 30, 2026, are as follows: 1 year 2-3 years 4-5 years More than 5 years Total Contractual obligations - Expenses 4,949,939 2,769,840 1,622,021 3,515,479 12,857,279 Contractual obligations - Investments 18,593,819 6,876,240 654,659 1,571,044 27,695,762 Total 23,543,758 9,646,080 2,276,680 5,086,523 40,553,041 36 Supplemental cash flow information Individual Consolidated January to June 2026 January to June 2025 January to June 2026 January to June 2025 Total additions to property, plant and equipment (Note 16 (b)) 66.417 87.009 89.753 87.009 Total additions to contract assets (Note 13) 8.804.366 6.359.931 8.805.407 6.362.605 Total additions to intangible assets (Note 14 (b)) — 2.406 474 2.406 Additions from prior periods that impacted the cash flows of the current period 2.165.468 — 2.167.069 — Items not affecting cash (see breakdown below) (2.530.693) (573.380) (2.530.697) (573.380) Total additions to intangible assets and contract assets according to statement of cash flows 8.505.558 5.875.966 8.532.006 5.878.640 Investment and financing operations affecting intangible assets but not cash: Interest capitalized in the period (Note 13 (a)) 486.635 408.078 486.635 408.078 Contractors payable 1.940.136 — 1.940.140 — Performance agreements 103.922 164.761 103.922 164.761 Right of use — 541 — 541 Total 2.530.693 573.380 2.530.697 573.380 37 Events after the reporting period Companhia de Saneamento Básico do Estado de São Paulo – SABESP Notes to the Financial Statements for the Period ended June 30, 2026 and 2025 In thousands of reais, unless otherwise stated The accompanying notes are an integral part of these financial statements. 90 Infranext On July 15, 2026, the minutes of the Extraordinary General Meeting of the investee were filed, in which its extinction was resolved. Share Incorporation – EMAE At the Extraordinary Shareholders' Meeting held on July 30, 2026, the Company's shareholders approved the incorporation by the Company of all EMAE shares not already held by the Company, in exchange for the issuance and delivery of the Company's common shares to EMAE's shareholders (other than the Company), pursuant to the “Protocol and Justification for the Incorporation of Shares Issued by EMAE - Empresa Metropolitana de Águas e Energia S.A. by Companhia de Saneamento Básico do Estado de São Paulo - SABESP,” executed on June 29, 2026, and the management proposal submitted to the Shareholders' Meeting. The effectiveness of the Share Incorporation is also subject to approval by EMAE's Extraordinary Shareholders' Meeting, the holding of which was postponed by determination of the Board of the Brazilian Securities and Exchange Commission (CVM) for a period of 30 days from the date on which EMAE makes available to its shareholders the additional information required by the CVM. Early Settlement of Financing Agreements In August 2026, SABESP fully prepaid its financing agreements with Caixa Econômica Federal, whose outstanding balance as of June 30, 2026 amounted to R$ 1,572,014, including both current and non-current portions. The Company also prepaid approximately 99% of the outstanding balance of its financing agreements with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), with a residual balance of R$ 8,632 remaining after settlement. As a result, the Company's restrictive covenants, presented in these interim financial statements in Note 17, are as follows: Restrictive Covenants Adjusted EBITDA / Interest Expense Paid Equal to or greater than 2.35 Net Debt / Adjusted EBITDA Equal to or less than 3.50 São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 6º ao 9º andar - Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 (i) ey.com.br The accompanying notes are an integral part of these financial statements. 91 A free translation from Portuguese into English of independent auditor’s review report on quarterly information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and the IFRS Accounting Standards Independent auditor’s review report on quarterly information To the Shareholders and Executive Board of Companhia de Saneamento Básico do Estado de São Paulo – SABESP Introduction We have reviewed the accompanying individual and consolidated interim financial information contained in the Quarterly Information Form (ITR) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (the “Company”) for the quarter ended June 30, 2026, which comprises the statement of financial position as of June 30, 2026 and the related statements of profit or loss and of comprehensive income for the three and six month periods then ended and of changes in equity and of cash flows for the six month period then ended, including the explanatory notes. The executive board is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) Interim Financial Reporting, and IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the individual and consolidated interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Other matters São Paulo Corporate Towers Av. Presidente Juscelino Kubitschek, 1.909 6º ao 9º andar - Vila Nova Conceição 04543-011 - São Paulo – SP - Brasil Tel: +55 11 2573-3000 (i) ey.com.br The accompanying notes are an integral part of these financial statements. 92 Statements of value added The abovementioned quarterly information includes the individual and consolidated statement of value added (SVA) for the six-month period ended June 30, 2026, prepared under the Company management’s responsibility and presented as supplementary information under IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if their format and content are in accordance with the criteria set forth by Accounting Pronouncement CPC 09 Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, in accordance with the criteria set forth by this standard and consistently with the overall individual and consolidated interim financial information. São Paulo, August 12, 2026. ERNST & YOUNG Auditores Independentes S/S Ltda. CRC SP-034519/O Original report in Portuguese signed by Uilian Dias Castro de Oliveira Accountant CRC SP-223185/O Companhia de Saneamento Básico do Estado de São Paulo – SABESP Reports and Statements / Executive Officer’s Statement on the Quarterly Information The accompanying notes are an integral part of these financial statements. 93 Executive Officers’ Statement on the Quarterly Information STATEMENT The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that: They reviewed, discussed, and agreed with the quarterly information for the period ended June 30, 2026. São Paulo, August 12, 2026. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Carlos Augusto Leone Piani CEO Daniel Szlak Chief Financial and Investor Relations Officer Companhia de Saneamento Básico do Estado de São Paulo – SABESP Reports and Statements / Executive Officer’s Statement on the Report of Independent Registered Public Accounting Firm The accompanying notes are an integral part of these financial statements. 94 Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm Firm STATEMENT The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that: They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended June 30, 2026. São Paulo, August 12, 2026. Companhia de Saneamento Básico do Estado de São Paulo – SABESP Carlos Augusto Leone Piani CEO Daniel Szlak Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 12, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.